As filed with the Securities and Exchange Commission on June 11, 2008
Registration No. 333-147865
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 3
on
Form S-3
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
GLG Partners, Inc.
(Exact name of registrant as specified in its charter)

Delaware	6282	20-5009693
(State or Other Jurisdiction of Incorporation of Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

399 Park Avenue, 38th Floor
New York, New York 10022
(212) 224-7200
(Address, including zip code, and telephone number including area code, of registrant’s principal executive offices)

Alejandro R. San Miguel, Esq.
General Counsel and Corporate Secretary
399 Park Avenue, 38th Floor
New York, New York 10022
(212) 224-7200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sey-Hyo Lee, Esq.
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, New York 10112
(212) 408-5100

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement is declared effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, please check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion Dated June 11, 2008

GLG Partners, Inc.

77,000,806 Shares of Common Stock, par value $0.0001 per share
21,500,003 Warrants to purchase Common Stock

This prospectus relates to the issuance by us of 60,000,803 shares of our common stock, par value $0.0001 per share, of which:

•	38,500,800 shares are issuable upon the exercise of outstanding warrants originally issued in our initial public offering pursuant to a prospectus dated December 21, 2006, of which 5,516,126 have been exercised as of May 29, 2008; and

•	21,500,003 shares are issuable upon the exercise of outstanding warrants issued in private placements to our founders and sponsors.

This prospectus also relates to the resale by selling stockholders of up to (1) 17,000,003 shares of our common stock and 17,000,003 warrants underlying outstanding units and an additional 4,500,000 warrants, in each case issued in private placements to our founders and sponsors, and (2) 21,500,003 shares of our common stock issued on exercise by selling stockholders of such privately placed warrants.

Each warrant entitles the holder to purchase one share of our common stock. In order to obtain the shares, the holders of the warrants must pay an exercise price of $7.50 per share. We will receive proceeds from the exercise of the warrants but not from the sale of the underlying common stock.

Each unit consists of one share of our common stock and one warrant. We will not receive any proceeds from the resale of any shares of common stock or warrants sold by selling stockholders.

Our common stock, warrants and units are listed on the New York Stock Exchange and trade under the symbols “GLG”, “GLG WS” and “GLG.U”, respectively. On June 10, 2008, the closing sale prices of the common stock, warrants and units were $7.95 per share, $2.05 per warrant and $10.00 per unit, respectively.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of this prospectus for a discussion of information that should be considered before buying shares of our common stock or our warrants.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different.

The information contained in this prospectus is correct as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. You should be aware that some of this information may have changed by the time this document is delivered to you.

The date of this prospectus is       , 2008.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus summary. Unless the context indicates otherwise, the terms “the Company”, “we”, “us” and “our” refer to the combined company, which has been renamed GLG Partners, Inc., in connection with the acquisition by Freedom Acquisition Holdings, Inc. and its then consolidated subsidiaries (“Freedom”) of GLG Partners LP and certain of its affiliated entities (collectively, “GLG”) by means of a reverse acquisition transaction, and its subsidiaries.

Our Company

We are the largest independent alternative asset manager in Europe and the eleventh largest globally, offering our base of long-standing prestigious clients a diverse range of investment products and account management services. Our focus is on preserving clients’ capital and achieving consistent, superior absolute returns with low volatility and low correlations to both the equity and fixed income markets. Since our inception in 1995, we have built on the roots of our founders in the private wealth management industry to develop into one of the world’s largest and most recognized alternative investment managers, while maintaining our tradition of client-focused product development and customer service.

We use a multi-strategy approach across the funds we manage, offering over 40 funds across equity, macro, credit, convertible and emerging markets strategies. We refer to these funds as the GLG Funds. As of March 31, 2008, our net assets under management, or AUM, (net of assets invested from other GLG Funds) were approximately $24.6 billion, up from approximately $3.8 billion as of December 31, 2002, representing a compound annual growth rate, or CAGR, of 42%.

We derive revenues by charging performance fees based on the performance of the funds and accounts we manage and management and administration fees as a percentage of the AUM of the funds and accounts we manage. Unlike other typical alternative asset managers, we do not hold any ownership interests, investments or carried interests in the GLG Funds, other than a de minimis amount of subscriber and management shares. The subscriber and management shares are for a fixed notional amount and do not have an entitlement to participate in movements in net asset value, nor do they generate any income for us. As a result, we do not receive any income by reason of investment on our own account in the GLG Funds.

In addition, our principals, their related trustees and our key personnel do not have any carried interests in the GLG Funds. However, they (including through our equity participation plan) have their own direct investments in the GLG Funds. As of March 31, 2008, they had investments in the GLG Funds representing approximately $725 million of gross and net AUM.

We have built an experienced and highly-regarded investment management team of 125 investment professionals and supporting staff of 224 personnel, based primarily in London, representing decades of experience in the alternative asset management industry. In addition, we have GLG Inc., a registered investment adviser under the U.S. Investment Advisers Act of 1940 based in New York with 33 personnel, which we acquired on January 24, 2008 and is now a wholly owned subsidiary of ours.

On November 2, 2007, we completed the acquisition of GLG Partners Limited, GLG Holdings Limited, Mount Granite Limited, Albacrest Corporation, Liberty Peak Ltd., GLG Partners Services Limited, Mount Garnet Limited, Betapoint Corporation, Knox Pines Ltd., GLG Partners Asset Management Limited and GLG Partners (Cayman) Limited (each, an “Acquired Company” and collectively, the “Acquired Companies”) pursuant to a Purchase Agreement dated as of June 22, 2007 among us, our wholly owned subsidiaries, FA Sub 1 Limited, FA Sub 2 Limited and FA Sub 3 Limited, Jared Bluestein, as the buyers’ representative, Noam Gottesman, as the sellers’ representative, Lehman (Cayman Islands) Ltd, Noam Gottesman, Pierre Lagrange, Emmanuel Roman, Jonathan Green, Leslie J. Schreyer, in his capacity as trustee of the Gottesman GLG Trust, G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust, Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust, Abacus (C.I.) Limited, in its capacity as trustee of the Green GLG Trust, Lavender Heights Capital LP, Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of the Green Hill Trust, Sage Summit LP and Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of the Blue Hill Trust (each, a “GLG Shareowner” and collectively, the “GLG Shareowners”). We refer to

Messrs. Gottesman, Lagrange and Roman collectively as the Principals, and the trustees of the Gottesman GLG Trust, the Lagrange GLG Trust and the Roman GLG Trust collectively as the Trustees.

Effective upon the consummation of the acquisition, (1) each Acquired Company became a subsidiary of ours, (2) the business and assets of GLG became our only operations and (3) we changed our name from Freedom Acquisition Holdings, Inc. to GLG Partners, Inc.

Because the acquisition was considered a reverse acquisition recapitalization for accounting purposes, the combined historical financial statements of GLG became our historical financial statements.

Our principal executive office is located at 399 Park Avenue, 38th Floor, New York, New York 10022. Our telephone number is (212) 224-7200.

Public Stockholders’ Warrants

On December 28, 2006, we sold 48,000,000 units in our initial public offering, and on January 24, 2006, the underwriters for our initial public offering purchased an additional 4,800,000 units pursuant to an over-allotment option. Each unit consists of one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of our common stock. In order to obtain the shares, the holders of the warrants must pay an exercise price of $7.50 per share.

The warrants are exercisable beginning on December 21, 2007 and will expire on December 28, 2011, unless earlier redeemed. Beginning December 21, 2007, we may redeem the warrants at a price of $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption if, and only if, the last sale price of our common stock equals or exceeds $14.25 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption.

As of May 29, 2008, we have repurchased 14,299,200 warrants pursuant to our warrant and stock repurchase program.

Founders’ Units and Warrants

Prior to our initial public offering, we issued an aggregate of 12,000,003 units, each consisting of one warrant and one share of our common stock, to our sponsors, Berggruen Holdings North America Ltd. and Marlin Equities II, LLC, and independent directors, whom we refer to collectively as our founders, in a private placement. The founders’ warrants are substantially similar to the public stockholders’ warrants, except that the founders’ warrants:

•	will become exercisable if and when the last sales price of our common stock exceeds $14.25 per share for any 20 trading days within a 30-trading day period beginning January 31, 2008; and

•	are non-redeemable so long as they are held by the founders or their permitted transferees.

The founders’ units, shares and warrants (1) held by our founders are subject to certain restrictions on transfer pursuant to the terms of letter agreements between each of the founders and Citigroup Global Market, Inc., as sole book running manager of our initial public offering, and (2) held by our sponsors are subject to certain restriction on transfer pursuant to the terms of the founders agreement entered into among Noam Gottesmann, as Sellers’ Representative, the Principals, the Trustees and our sponsors, each of which provides that subject to certain exceptions, these units and the underlying shares and warrants may not be transferred until November 2, 2008.

Sponsors’ Warrants and Co-Investment Units and Warrants

In connection with our initial public offering, we issued 4,500,000 warrants to purchase common stock to our sponsors in a private placement. In addition, immediately prior to the consummation of our acquisition of GLG, we issued 5,000,000 units, each consisting of one warrant and one share of common stock, as part of the co-investment by our sponsors and certain affiliated persons, including Ian Ashken and Martin Franklin, directors of ours, of $50.0 million in a private placement. The sponsors’ warrants and the co-investment warrants have terms and provisions that are substantially similar to the public stockholders’ warrants, except that these warrants (including the common stock to be issued upon exercise of these warrants) are not transferable or salable by their holders or their permitted warrant transferees until November 2, 2008, except to permitted warrant transferees.

The sponsors’ warrants are non-redeemable so long as the sponsors or their permitted warrant transferees hold such warrants, while the co-investment warrants are subject to the same redemption provisions as those to which the public stockholders’ warrants are subject. Our sponsors have agreed to exercise the sponsor warrants at the written demand of Mr. Gottesman, as the GLG Shareowners’ representative, any time after the redemption of the public warrants and amendment to such sponsor warrants permitting a cashless exercise. The sponsors’ warrants and the co-investment units, shares and warrants held by our founders and sponsors are also subject to the same restrictions on transfer applicable to the founders’ units, shares and warrants pursuant to letter agreements and the founders agreement described above under “Founders Units and Warrants”.

THE OFFERING

Shares Offered by the Company	60,000,803 shares of common stock, par value $0.0001 per share, of which:

• 38,500,800 shares are issuable upon exercise of outstanding warrants issued in connection with the Company’s initial public offering on December 21, 2006, of which 5,516,126 have been exercised as of May 29, 2008; and

• 21,500,003 shares are issuable upon the exercise of outstanding warrants issued in private placements to our founders and sponsors.

Shares and/or Warrants Offered by Selling Stockholders	17,000,003 shares of our common stock and warrants underlying units issued in private placements to our founders and sponsors, whom we refer to collectively as the selling stockholders, and the shares of our common stock underlying such warrants

Additional Warrants Offered by Selling Stockholders	4,500,000 warrants issued in private placements to the selling stockholders, and the shares of our common stock underlying such warrants

Warrant Exercise Price	$7.50 per share

Common Stock Outstanding as of May 29, 2008	245,685,752 shares (including 5,516,126 shares issued prior to May 29, 2008 upon the exercise of certain warrants to which this prospectus relates)*

Common Stock to be Outstanding Assuming Exercise of All of the Warrants	300,170,429 shares*

Use of Proceeds	The Company will receive up to an aggregate of approximately $450,006,023 from the exercise of the warrants, if they are exercised in full. The Company expects that any net proceeds from the exercise of the warrants will be used to fund additional repurchases of warrants and shares of common stock, for general corporate purposes and to fund working capital.

The selling stockholders will receive all of the proceeds from the sale of any shares of common stock and/or warrants sold by them pursuant to this prospectus. We will not receive any proceeds from these sales.

NYSE Trading Symbols:

Common Stock	GLG

Warrants	GLG WS

Units	GLG.U

      * Does not include 58,904,993 shares of our common stock issuable in exchange for 58,904,993 exchangeable Class B ordinary shares of FA Sub 2 Limited and 58,904,993 associated shares of Series A voting preferred stock of the Company beneficially owned by Noam Gottesman and the Trustee of the Gottesman GLG Trust, which may be exchanged by the holder thereof at any time and from time to time.

SUMMARY COMBINED AND CONSOLIDATED HISTORICAL FINANCIAL INFORMATION OF GLG

Because the acquisition was considered a reverse acquisition recapitalization for accounting purposes, the combined historical financial statements of GLG became our historical financial statements. The summary combined and consolidated historical financial information as of and for the three months ended March 31, 2008 and 2007 was derived from our unaudited combined and consolidated financial statements incorporated by reference into this prospectus from the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2008. The summary combined and consolidated historical financial information as of and for the years ended December 31, 2007, 2006 and 2005 was derived from our combined and consolidated financial statements audited by Ernst & Young LLP, independent registered public accounting firm, incorporated by reference into this prospectus from the Company’s amended Annual Report on Form 10-K/A for the year ended December 31, 2007. The summary combined historical financial information as of and for the years ended December 31, 2004 and 2003 was derived from audited and unaudited combined financial statements not included in or incorporated by reference into this prospectus. This information should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and the notes thereto incorporated by reference into this prospectus.

	Years Ended December 31,					March 31,
	2003	2004	2005	2006	2007	2007	2008
	(Unaudited)	(US dollars in thousands)				(Unaudited)

Combined and Consolidated Statement of Operations Data:
Net revenues and other income:
Management fees, net	$65,259	$138,988	$137,958	$186,273	$287,152	$57,343	$98,756
Performance fees, net	206,685	178,024	279,405	394,740	687,662	2,521	4,735
Administration fees, net	—	—	311	34,814	64,224	12,645	22,248
Transaction charges	115,945	191,585	184,252	—	—	—	—
Other	6,497	6,110	1,476	5,039	10,080	498	5,641

Total net revenues and other income	394,386	514,707	603,402	620,866	1,040,118	73,007	131,380

Expenses:
Employee compensation and benefits	(158,789)	(196,784)	(345,918)	(168,386)	(810,212)	(25,048)	(287,935)
Limited partner profit share	—	—	—	(201,450)	(401,000)	(6,453)	(25,104)

Compensation, benefits and profit share	(158,789)	(196,784)	(345,918)	(369,836)	(1,211,212)	(31,501)	(313,039)
General, administrative and other	(23,005)	(42,002)	(64,032)	(68,404)	(108,926)	(25,764)	(30,303)

Total expenses	(181,794)	(238,786)	(409,950)	(438,240)	(1,320,138)	(57,265)	(343,342)

Income (loss) from operations	212,592	275,921	193,452	182,626	(280,020)	15,742	(211,962)
Interest income (expense), net	709	519	2,795	4,657	2,350	1,475	(4,043)

Income (loss) before income taxes	213,301	276,440	196,247	187,283	(277,670)	17,217	(216,005)
Income taxes	(49,966)	(48,372)	(25,345)	(29,225)	(64,000)	(3,255)	(6,200)

Income (loss) before minority interests	163,335	228,068	170,902	158,058	(341,670)	13,962	(222,205)
Minority interests	(151)	(329)	(652)	(182)	31,162	(210)	(4,129)

Net income (loss) attributable to common stockholders	$163,184	$227,739	$170,250	$157,876	$(310,508)	$13,752	$(226,334)

Distributions to Principals and Trustees	$(70,825)	$(222,074)	$(106,531)	$(165,705)	$(330,972)	$(137,623)	$(118,000)
Dividends	—	—	—	—	—	—	(7,717)

	As of December 31,					As of March 31,
	2003	2004	2005	2006	2007	2007	2008
	(Unaudited)	(US dollars in thousands)				(Unaudited)

Combined and Consolidated Balance Sheet Data:
Cash and cash equivalents	$65,655	$136,378	$236,261	$273,148	$429,422	$149,193	$294,539
Fees receivable	139,103	163,235	246,179	251,963	389,777	32,077	51,385
Working capital	25,940	20,395	42,387	183,388	220,583	58,110	73,972
Property and equipment, net	3,801	4,342	3,290	6,121	9,079	7,601	9,265
Total assets	220,829	310,592	495,340	557,377	984,137	207,747	507,323
Accrued compensation, benefits and profit share	25,038	125,850	247,745	289,301	467,887	26,334	91,324
Other liabilities	—	—	—	5,100	16,092	7,100	29,651
Loans payable	13,000	13,000	13,000	13,000	570,000	13,000	570,000
Minority interests	389	719	1,370	1,552	1,911	1,762	—
Total stockholders’ equity (deficit)	112,722	117,980	180,229	175,158	(246,141)	52,131	(394,061)

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully all of the material risks described below, together with the other information contained in this prospectus before making a decision to invest in our securities. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

Risks Related to Our Business

Difficult market conditions may adversely affect our business in many ways, each of which could materially reduce our revenue and cash flow and adversely affect our business, results of operations or financial condition.

Our business is materially affected by conditions in the global financial markets and economic conditions throughout the world that are outside our control, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws (including laws relating to taxation), trade barriers, commodity prices, currency exchange rates and controls and national and international political circumstances (including wars, terrorist acts or security operations). These factors may affect the level and volatility of securities prices and the liquidity and the value of investments, and we may not be able to or may choose not to manage our exposure to these market conditions. Our profitability may also be adversely affected by fixed costs and the possibility that we would be unable to scale back other costs within a time frame sufficient to match any decreases in revenue relating to changes in market and economic conditions.

A general market downturn, or a specific market dislocation, may result in lower net inflows and lower returns for the GLG Funds, which would adversely affect our revenues. Furthermore, such conditions would also increase the risk of default with respect to investments held by the GLG Funds that have significant debt investments.

Our revenue, net income and cash flow are dependent upon performance fees, which may make it difficult for us to achieve steady earnings growth on a semi-annual basis.

Our revenue, net income and cash flow are all highly variable, primarily due to the fact that performance fees can vary significantly from period to period, in part, because performance fees are recognized as revenue only when contractually payable, or “crystallized”, from the GLG Funds and managed accounts to which they relate, generally on June 30 and December 31 of each year for the majority of the GLG Funds. Although we have historically had low inter-group correlations across asset classes, we may also experience fluctuations in our results from period to period due to a number of other factors, including changes in the values of the GLG Funds’ investments, changes in the amount of distributions, dividends or interest paid in respect of investments, changes in our operating expenses, the degree to which we encounter competition and general economic and market conditions. Such variability may lead to volatility in the trading price of our common stock and cause our results for a particular period not to be indicative of our performance in a future period. It may be difficult for us to achieve steady growth in net income and cash flow on a semi-annual basis, which could in turn lead to large adverse movements in the price of our common stock or increased volatility in our stock price generally.

The GLG Funds have “high water marks”, whereby performance fees are earned by us only to the extent that the net asset value of a GLG Fund at the end of a semi-annual period exceeds the highest net asset value on the last date on which a performance fee was earned. Certain of the GLG Funds also have LIBOR hurdles whereby performance fees are not earned during a particular period until the returns of such funds surpass the LIBOR rate. The performance fees we earn are therefore dependent on the net asset value of the GLG Funds, which could lead to significant volatility in our semi-annual results. Because our revenue, net income and cash flow can be highly variable from period to period, we plan not to provide any guidance regarding our expected semi-annual and annual operating results. The lack of guidance may affect the expectations of public market analysts and could cause increased volatility in our stock price.

Fluctuations in currency exchange rates could materially affect our business, results of operations and financial condition.

We use U.S. dollars as our reporting currency. Our clients invest in GLG Funds and managed accounts in different currencies, including Pounds Sterling and Euros. In addition, GLG Funds and managed accounts hold investments denominated in many foreign currencies. To the extent that our fee revenues are based on AUM denominated in such foreign currencies, our reported fee revenues may be significantly affected by the exchange rate of the U.S. dollar against these currencies. Typically, an increase in the exchange rate between U.S. dollars and these currencies will reduce the impact of revenues denominated in these currencies in our financial statements. For example, management fee revenues derived from each Euro of AUM denominated in Euros will decline in U.S. dollar terms if the value of the U.S. dollar appreciates against the Euro. In addition, the calculation of the amount of our AUM is effected by exchange rate movements as AUM denominated in currencies other than the U.S. dollar are converted to U.S. dollars. We also incur a significant portion of our expenditures in currencies other than U.S. dollars. As a result, our business is subject to the effects of exchange rate fluctuations with respect to any currency conversions and our ability to hedge these risks and the cost of such hedging or our decision not to hedge could impact the performance of the GLG Funds and our business, results of operations and financial condition.

Periods of underperformance could lead to disproportionate redemptions in the GLG Funds or a decline in the rate at which we acquire additional AUM.

If the GLG Funds underperform, existing clients may decide to reduce or redeem or sell their investments or transfer asset management responsibility to other asset managers and we may be unable to obtain new asset management business. Poor performance relative to other asset management firms may result in reduced purchases of fund shares or units and increased sales or redemptions of fund shares or units. As a result, investment underperformance could have a material adverse effect on our business, results of operations or financial condition. Such underperformance would also likely lead to a decrease in our revenue and operating income.

In order to retain our investment professionals during periods of poor performance, we may have to pay our investment professionals a significant amount, even if we earn low or no performance fees, which could have an adverse impact on our business, results of operations or financial condition.

Competition for investment professionals in the alternative asset management industry is intense. We have set compensation at levels that we believe are competitive against compensation offered by other alternative asset managers and leading investment banks against whom we compete for senior management and other key personnel, principally those located in London, while taking into account the performance of the GLG Funds and managed accounts. We believe these forms of remuneration are important to align the interests of our senior management and key personnel with those of investors in the GLG Funds. However, even if we earn low or no performance fees, we may be required to pay significant compensation and limited partner profit share to retain our key personnel. In these circumstances, these amounts may represent a greater percentage of our revenues than they have historically.

Investors in the GLG Funds can generally redeem investments with only short periods of notice.

Investors in the GLG Funds may generally redeem their investments in those funds with only short periods of notice. Investors may reduce the aggregate amount of their investment in such funds, or transfer their investment to other funds with different fee rate arrangements, for any number of reasons, including investment performance, changes in prevailing interest rates and financial market performance, or for no reason. If interest rates are rising and/or stock markets are declining, the pace of fund redemptions could accelerate. Redemptions of investments in the GLG Funds could also take place more quickly than assets may be sold on account of those funds to meet the price of such redemptions, which could result in the relevant funds and/or our being in breach of applicable legal, regulatory and contractual requirements in relation to such redemptions, resulting in possible regulatory and stockholder actions against us and/or the GLG Funds. Any such action could potentially cause further redemptions and/or make it more difficult to attract new investors. The redemption of investments in the GLG Funds could adversely affect our revenues, which are substantially dependent upon the AUM in the GLG Funds. If redemptions of investments in funds cause our revenues to decline, they could have a material adverse effect on our business, results of operations or financial condition.

We are dependent on the continued services of our Principals and other key personnel. The loss of key personnel could have a material adverse effect on us.

Our Principals and other key personnel have contributed to the growth and success of our business. We are dependent on the continued services of Messrs. Gottesman, Roman and Lagrange and other key personnel for our future success. The loss of any Principal or other key personnel may have a significant effect on our business, results of operations or financial condition.

The market for experienced asset management professionals is extremely competitive and is increasingly characterized by frequent movement of employees among firms. Due to the competitive market for asset management professionals and the success achieved by some of our key personnel, the costs to attract and retain key personnel are significant and will likely increase over time. In particular, if we lose any of our Principals or other key personnel, there is a risk that we may also experience outflows from AUM or fail to obtain new business. As a result, the inability to attract or retain the necessary highly skilled key personnel could have a material adverse effect on our business, results of operations or financial condition.

The cost of compliance with international employment, labor, benefits and tax regulations may adversely increase our costs, affect our revenue and impede our ability to expand internationally.

Since we operate our business internationally, we are subject to many different employment, labor, benefit and tax laws in each country in which we operate, including laws and regulations affecting employment practices and our relations with the Principals and some of our key personnel who participate in the limited partner profit share arrangement. If we are required to comply with new regulations or new or different interpretations of existing regulations, or if we are unable to comply with these regulations or interpretations, our business could be adversely affected, or the cost of compliance may make it difficult to expand into new international markets, or we may be liable for additional costs, such as social security or social insurance, which may be substantial. Additionally, our competitiveness in international markets may be adversely affected by regulations requiring, among other things, the awarding of contracts to local contractors, the employment of local citizens and/or the purchase of services from local businesses or that favor or require local ownership.

We have experienced rapid growth, which may be difficult to sustain and which may place significant demands on our administrative, operational and financial resources.

As of March 31, 2008, our net AUM were approximately $24.6 billion, up from approximately $3.8 billion as of December 31, 2002, representing a CAGR of 42%. This rapid growth has caused, and, if it continues, will continue to cause, significant demands on our legal, accounting, technology and operational infrastructure, and increased expenses. The complexity of these demands, and the expense required to address them, is a function not simply of the amount by which our AUM have grown, but of significant differences in the investing strategies of our different funds. In addition, we are required to continuously develop our systems and infrastructure in response to the increasing sophistication of the investment management market and legal, accounting and regulatory developments. Our future growth depends, among other things, on our ability to maintain an operating platform and management system sufficient to address our growth and requires us to incur significant additional expenses and commit additional senior management and operational resources. As a result, we face significant challenges:

•	in maintaining adequate financial and business controls;

•	in implementing new or updated information and financial systems and procedures; and

•	in training, managing and appropriately sizing our work force and other components of our business on a timely and cost-effective basis.

There can be no assurance that we will be able to manage our expanding operations effectively or that we will be able to continue to grow, and any failure to do so could adversely affect our ability to generate revenue and control our expenses.

There can be no assurance that our expansion into the United States or other markets will be successful.

While we are currently in the process of developing distribution capability in the United States, the Middle East and Asia, expanding our operations into the United States or other markets will be difficult due to a number of factors, including the fact that several of these markets are well-developed, with established competitors and different regulatory regimes. Our failure to continue to grow our revenues (whether or not as a result of a failure to increase AUM), expand our business or control our cost base could have a material adverse effect on our business, results of operations or financial condition.

Damage to our reputation, including as a result of personnel misconduct, failure to manage inside information or fraud, could have a material adverse effect on our business.

Our reputation is one of our most important assets. Our relationships with individual and institutional investors and other significant market participants are very important to our business. Any deterioration in our reputation held by one or more of these market participants could lead to a loss of business or a failure to win new fund mandates. For example, we are exposed to the risk that litigation, regulatory action, misconduct, operational failures, negative publicity or press speculation, whether or not valid, could harm our reputation. Factors that could adversely affect our reputation include but are not limited to:

•	fraud, misconduct or improper practice by any of our personnel, including failure to comply with applicable regulations or non-adherence by a portfolio manager to the investment guidelines applicable to each GLG Fund. Such actions can be particularly detrimental in the provision of financial services and could involve, for example, fraudulent transactions entered into for a client’s account, diversion of funds, the intentional or inadvertent release of confidential information or failure to follow internal procedures. Such actions could expose us to financial losses resulting from the need to reimburse customers or other business partners or as a result of fines or other regulatory sanctions, and may significantly damage our reputation;

•	failure to manage inside information. We frequently trade in multiple securities of the same issuer. In the course of transactions involving these securities, we may receive inside information in relation to certain issuers. If we do not sufficiently control the use of this inside information or any other inside information we receive, we and/or our employees could be subject to investigation and criminal or civil liability; and

•	failure to manage conflicts of interest. As we have expanded the scope of our business and client base, we have been increasingly exposed to potential conflicts of interest. If we fail, or appear to fail, to deal appropriately with conflicts of interest, we could face significant damage to our reputation, litigation or regulatory proceedings or penalties.

Damage to our reputation as a result of these or other factors could have a material adverse effect on our business, results of operations or financial condition.

Operational risks may disrupt our business, result in losses or limit our growth.

We rely heavily on our financial, accounting and other data processing systems. If any of these systems do not operate properly or are disabled, we could suffer financial loss, a disruption of our business, liability to the GLG Funds, regulatory intervention or reputational damage.

In addition, we operate in a business that is highly dependent on information systems and technology. Our information systems and technology may not continue to be able to accommodate our growth, and the cost of maintaining such systems may increase from its current level. Such a failure to accommodate growth, or an increase in costs related to such information systems, could have a material adverse effect on us.

Furthermore, we depend on our office in London, where most of our personnel are located, for the continued operation of our business. A disaster or a disruption in the infrastructure that supports our business, including a disruption involving electronic communications or other services used by us or third parties with whom we conduct our business, or directly affecting our London office, could have a material adverse impact on our ability to continue to operate our business without interruption. Our disaster recovery programs may not be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards might only partially reimburse us for our losses, if at all.

Through outsourcing arrangements, we and the GLG Funds rely on third-party administrators and other providers of middle-and back-office support and development functions, such as prime brokers, custodians, market data providers and certain risk system, portfolio and management and telecommunications system providers. Any interruption in our ability to rely on the services of these third parties or deterioration in their performance could impair the quality (including the timing) of our services. Furthermore, if the contracts with any of these third-party providers are terminated, we may not find alternative outsource service providers on a timely basis or on equivalent terms. The occurrence of any of these events could have a material adverse effect on our business, results of operations or financial condition.

Our business may suffer as a result of loss of business from key private and institutional investors.

We generate a significant proportion of our revenue from a small number of our top clients. As of March 31, 2008, the assets of our top individual client accounted for approximately 4% of our net AUM. As of March 31, 2008, our largest institutional investor account represented approximately 3% of our net AUM, with the top five accounts collectively contributing approximately 16% of our net AUM. The loss of all or a substantial portion of the business provided by one or more of these clients would have a material impact on the income we derive from management and performance fees and consequently have a material adverse effect on our business, results of operations or financial condition.

We may be subject to regulatory investigation or enforcement action or a change in regulation in the jurisdictions in which we operate.

Our business is subject to regulation by various regulatory authorities that are charged with protecting the interests of our customers. The activities of certain GLG entities are regulated primarily by the FSA in the United Kingdom and are also subject to regulation in the various other jurisdictions in which it operates, including the Irish Financial Services Regulatory Authority (“IFSRA”), Cayman Islands Monetary Authority (“CIMA”) and the Commission de Surveillance du Secteur Financier in Luxembourg. The activities of GLG Inc. are regulated by the SEC following its registration as a U.S. investment adviser in January 2008. In addition, the GLG Funds are subject to regulation in the jurisdictions in which they are organized. These and other regulators in these jurisdictions have broad regulatory powers dealing with all aspects of financial services including, among other things, the authority to make inquiries of companies regarding compliance with applicable regulations, to grant — and in specific circumstances to vary or cancel — permits and to regulate marketing and sales practices, advertising and the maintenance of adequate financial resources. We are also subject to applicable anti-money laundering regulations and net capital requirements in the jurisdictions in which we operate.

In addition, the regulatory environment in which we operate frequently changes and has seen significant increased regulation in recent years. We may be materially adversely affected as a result of new or revised legislation or regulations or by changes in the interpretation or enforcement of existing laws and regulations.

As a result of regulatory actions, increased litigation in the financial services industry or other reasons, we could be subject to civil liability, criminal liability or sanctions (including revocation of the licenses of our employees or limited partners), censures fines, or temporary suspension or permanent bar from conducting business. Regulatory proceedings could also result in adverse publicity or negative perceptions regarding our business and divert management’s attention from the day-to-day management of our business. Any regulatory investigations, proceedings, consequent liabilities or sanctions could have a material adverse effect on our business, results of operations or financial condition.

We are subject to substantial litigation and regulatory enforcement risks, and we may face significant liabilities and damage to our professional reputation as a result of litigation allegations or regulatory investigations and the attendant negative publicity.

The investment decisions we make in our asset management business subject us to the risk of regulatory investigations and enforcement actions in connection with our investment activities, as well as third-party litigation arising from investor dissatisfaction with the performance of those investment funds and a variety of other litigation claims. In general, we are exposed to risk of litigation by GLG Fund investors if a GLG Fund suffers losses resulting from the negligence, willful default, bad faith or fraud of the manager or the service providers to whom the manager has delegated responsibility for the performance of its duties. We have in the past been, and we may in the future be, the subject of investigations and enforcement actions by regulatory authorities resulting in fines and other penalties, which may be harmful to our reputation, as well as our business, results of operations or financial condition.

For example, on February 28, 2006, the FSA found that we had committed market abuse and failed to observe proper standards of market conduct in relation to a convertible bond issued by Sumitomo Mitsui Financial Group in 2003. This finding was based solely on the conduct of Philippe Jabre, a former Managing Director who resigned from GLG in early 2006. The FSA imposed £750,000 fines on both Mr. Jabre and us.

On November 23, 2006, the Autorité des Marchés Financiers (“AMF”), the French securities regulator, imposed a fine of €1.2 million ($1.6 million) against us in connection with our trading in the shares of Alcatel S.A. (“Alcatel”) based on confidential information prior to a December 12, 2002 issuance of Alcatel convertible securities. The fine has been paid.

On May 29, 2007, we agreed to pay a civil penalty of $500,000 and disgorgement and interest of approximately $2.7 million to settle enforcement and civil actions brought by the SEC for illegal short selling. We did not admit or deny the findings, but consented to the SEC order finding that we violated Rule 105 of Regulation M under the Exchange Act in connection with 14 public offerings and a final judgment in the civil action in the United States District Court for the District of Columbia.

On June 21, 2007, the AMF imposed a fine of €1.5 million ($2.0 million) against us in connection with our trading in the shares of Vivendi Universal S.A. (“Vivendi”) based on confidential information prior to a November 14, 2002 issuance of Vivendi notes which are mandatorily redeemable for Vivendi convertible securities. We have appealed this decision.

On January 25, 2008, the AMF notified us of proceedings relating to GLG’s trading in the shares of Infogrames Entertainment (“Infogrames”) on February 8 and 9, 2006, prior to the issuance by Infogrames on February 9, 2006 of a press release announcing poor financial results. The AMF’s decision to initiate an investigation into GLG’s trades in Infogrames was based on a November 19, 2007 report prepared by the AMF’s Department of Market Investigation and Supervision (the “Infogrames Report”). According to the Infogrames Report, the trades challenged by the AMF generated an unrealized capital gain for GLG as of the opening on February 10, 2006 of €179,000. The AMF investigation of us relates solely to the conduct of a former employee; however, we were named as the respondent. If sustained, the charge against us could give rise to an administrative fine under French securities laws.

In addition, we are exposed to risks of litigation or investigation relating to transactions which present conflicts of interest that are not properly addressed. In such actions, we would be obligated to bear legal, settlement and other costs (which may be in excess of available insurance coverage). Although we would be indemnified by the GLG Funds, our rights to indemnification may be challenged. If we are required to incur all or a portion of the costs arising out of litigation or investigations as a result of inadequate insurance proceeds or failure to obtain indemnification from the GLG Funds, our results of operations, financial condition and liquidity would be materially adversely affected.

Each of the GLG Funds is structured as a limited liability company, incorporated in the Cayman Islands, Ireland or Luxembourg. The laws of these jurisdictions, particularly with respect to shareholders rights, partner rights and bankruptcy, differ from the laws of the United States and could change, possibly to the detriment of the GLG Funds and us.

We are subject to intense competition and could lose business to our competitors.

The alternative investment management industry is extremely competitive. Competition includes numerous national, regional and local asset management firms and broker-dealers, commercial bank and thrift institutions, and other financial institutions. Many of these organizations offer products and services that are similar to, or compete with, those offered by us and have substantially more personnel and greater financial resources than we do. Our key areas for competition include historical investment performance, our ability to source investment opportunities, our ability to attract and retain the best investment professionals, quality of service, the level of fees generated or earned by our managers and our investment managers’ stated investment strategy. We also compete for investment assets with banks, insurance companies and investment companies. Our ability to compete may be adversely affected if we underperform in comparison to relevant benchmarks or peer groups.

The competitive market environment may result in increased pressure on revenue margins (e.g., by the provision of management fee rebates). Our profit margins and earnings are dependent in part on our ability to maintain current fee levels for the products and services that we offer. Competition within the alternative asset management industry could lead to pressure on us to reduce the fees that we charge our clients for products and services. A failure to compete effectively in this environment may result in the loss of existing clients and business, and of opportunities to capture new business, each of which could have a material adverse effect on our business, results of operations or financial condition.

Certain of our investment management and advisory agreements are subject to termination on short notice.

Institutional and individual clients, and firms and agencies with which we have strategic alliances, can terminate their relationships with us for various reasons, including unsatisfactory investment performance, interest rate changes and financial market performance. Termination of these relationships could have a material adverse effect on our business, results of operations and financial condition. Each of the GLG Funds has appointed either GLG Partners (Cayman) Limited (in the case of Cayman Islands funds and the Luxembourg fund) or GLG Partners Asset Management Limited (in the case of the Irish funds) as the manager under the terms of a management agreement, which is terminable on 30 days’ written notice by either party (i.e., the fund or the manager). The articles of association of each GLG Fund provide that the fund cannot terminate the management agreement unless holders of not less than 50% of the outstanding issued share capital have previously voted in favor of the termination at a general meeting of the fund. For each GLG Fund, the manager has appointed GLG Partners LP as investment manager under the terms of an investment management agreement, which is terminable on 30 days’ written notice by either party (i.e., the manager or the investment manager).

The historical returns attributable to the GLG Funds may not be indicative of our future results or of any returns expected on an investment in our common stock.

The historical and potential future returns of the GLG Funds are not directly linked to returns on our capital. Therefore, you should not conclude that continued positive performance of the GLG Funds will necessarily result in positive returns on an investment in our common stock. However, poor performance of the GLG Funds would cause a decline in our revenue from such funds, and would therefore have a negative effect on our performance and in all likelihood the returns on an investment in our common stock.

Our insurance arrangements may not be adequate to protect us.

Our business entails the risk of liability related to litigation from clients or third-party vendors and actions taken by regulatory agencies. There can be no assurance that a claim or claims will be covered by insurance or, if covered, will not exceed the limits of available insurance coverage, or that any insurer will remain solvent and will meet its obligations to provide us with coverage or that insurance coverage will continue to be available with sufficient limits at a reasonable cost. Renewals of insurance policies may expose us to additional costs through higher premiums or the assumption of higher deductibles or co-insurance liability. The future costs of maintaining insurance or meeting liabilities not covered by insurance could have a material adverse effect on our business, results of operations or financial condition.

We use substantial amounts of leverage to finance our business, which exposes us to substantial risks.

We have used a significant amount of borrowings to finance our business operations as a public company, including for the provision of working capital, warrant and share repurchases, making minimum tax distributions and limited partner profit share distributions, acquisition financing and general business purposes. This exposes us to the typical risks associated with the use of substantial leverage, including those discussed below under “— Risks Related to the GLG Funds — There are risks associated with the GLG Funds’ use of leverage.” These risks could result in an increase in our borrowing costs and could otherwise adversely affect our business in a material way. In addition, when our credit facilities expire, we will need to negotiate new credit facilities with our existing lender, replace them by entering into credit facilities with new lenders or find other sources of liquidity, and there is no guarantee that we will be able to do so on attractive terms or at all.

An increase in our borrowing costs may adversely affect our earnings and liquidity.

We have borrowed an aggregate of $570.0 million under our revolving credit and term loan facilities. When these facilities become due on November 2, 2012, we will be required to refinance them by entering into new credit facilities or issuing debt securities, which could result in higher borrowing costs, or issuing equity, which would dilute existing stockholders. We could also repay the revolving credit and term loan facilities by using cash on hand or cash from the sale of our assets. No assurance can be given that we will be able to enter into new credit facilities or issue debt or equity securities in the future on attractive terms, or at all, or that we will have sufficient cash on hand to repay the revolving credit and term loan facilities.

The term loans and revolving loans bear interest at a floating rate of LIBOR plus 1.25% per annum for loans based on LIBOR for the first two fiscal quarters ending after November 2, 2007 (the closing date of the acquisition of GLG), and thereafter at an interest rate based on certain financial ratios applicable to us and our consolidated subsidiaries. As such, the interest expense we incur will vary with changes in the applicable base or LIBOR reference rate. An increase in interest rates would adversely affect the market value of any fixed-rate debt investments and/or subject them to prepayment or extension risk, which may adversely affect our earnings and liquidity.

If we were deemed an “investment company” under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

A person will generally be deemed to be an “investment company” for purposes of the Investment Company Act, if:

•	it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•	absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We believe that we are engaged primarily in the business of providing asset management and financial advisory services and not in the business of investing, reinvesting or trading in securities. We also believe that the primary source of income from our business will be properly characterized as income earned in exchange for the provision of services. We are an asset management and financial advisory firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that we are an “orthodox” investment company as defined in Section 3(a)(1)(A) of the Investment Company Act and described in the first bullet point above. Further, we have no material assets other than our equity interests in our subsidiaries, which in turn have no material assets, other than equity interests in other subsidiaries and inter-company debt. We do not believe our equity interests in our subsidiaries or the equity interests of these subsidiaries in the other subsidiaries are investment securities. Moreover, because we believe that the subscriber shares in certain GLG Funds are neither securities nor investment securities, we believe that less than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis are comprised of assets that could be considered investment securities. Accordingly, we do not believe that we are an inadvertent investment company by virtue of the 40% test in Section 3(a)(1)(C) of the Investment Company Act as described in the second bullet point above.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. If anything were to happen which would cause us to be deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on our capital structure, ability to transact business with affiliates (including our subsidiaries) and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among us, our subsidiaries and our senior managing directors, or any combination thereof, and materially adversely affect our business, financial condition and results of operations. In addition, we may be required to limit the amount of investments that we make as a principal or otherwise conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act.

Risks Related to the GLG Funds

We currently derive our revenues from management fees and administration fees based on the value of the assets under management in the GLG Funds and the accounts managed by us, and performance fees based on the performance of the GLG Funds and the accounts managed by us. Our stockholders are not investors in the GLG Funds and the accounts managed by us, but rather stockholders of an alternative asset manager. Our revenues could be adversely affected by many factors that could reduce assets under management or negatively impact the performance of the GLG Funds and accounts managed by us.

Valuation methodologies for certain assets in the GLG Funds can be subject to significant subjectivity.

In calculating the net asset values of the GLG Funds, administrators of the GLG Funds may rely on methodologies for calculating the value of assets in which the GLG Funds invest that we or other third parties supply. Such methodologies are advisory only but are not verified in advance by us or any third party, and the nature of some of the funds’ investments is such that the methodologies may be subject to significant subjectivity and little verification or other due diligence and may not comply with generally accepted accounting practices or other valuation principles. Any allegation or finding that such methodologies are or have become, in whole or in part, incorrect or misleading could have an adverse effect on the valuation of the relevant GLG Funds and, accordingly, on the management fees and any performance fees receivable by us in respect of such funds.

Some of the GLG Funds and managed accounts are subject to emerging markets risks.

Some of the GLG Funds and managed accounts invest in sovereign debt issues by emerging market countries as well as in debt and equity investments of companies and other entities in emerging markets. Many emerging markets are developing both economically and politically and may have relatively unstable governments and economies based on only a few commodities or industries. Many emerging market countries do not have firmly established product markets, and companies may lack depth of management or may be vulnerable to political or economic developments such as nationalization of key industries. Investments in companies and other entities in emerging markets and investments in emerging market sovereign debt may involve a high degree of risk and may be speculative. Risks include (1) greater risk of expropriation, confiscatory taxation, nationalization, social and political instability (including the risk of changes of government following elections or otherwise) and economic instability; (2) the relatively small current size of some of the markets for securities and other investments in emerging markets issuers and the current relatively low volume of trading, resulting in lack of liquidity and in price volatility; (3) certain national policies which may restrict a GLG Fund’s or a managed account’s investment opportunities including restrictions on investing in issuers or industries deemed sensitive to relevant national interests; (4) the absence of developed legal structures governing private or foreign investment and private property; (5) the potential for higher rates of inflation or hyper-inflation; (6) currency risk and the imposition, extension or continuation of foreign exchange controls; (7) interest rate risk; (8) credit risk; (9) lower levels of democratic accountability; (10) differences in accounting standards and auditing practices which may result in unreliable financial information; and (11) different corporate governance frameworks. The emerging markets risks described above increase counterparty risks for the GLG Funds and managed accounts investing in those markets. In addition, investor risk aversion to emerging markets can have a significant adverse affect on the value and/or liquidity of investments made in or exposed to such markets and can accentuate any downward movement in the actual or anticipated value of such investments which is caused by any of the factors described above.

Emerging markets are characterized by a number of market imperfections or inefficiencies, analysis of which requires experience in the market and a range of complementary specialist skills. These imperfections and inefficiencies include (1) the effect of politics on sovereign risk and asset price dynamics; and (2) institutional imperfections in emerging markets, such as deficiencies in formal bureaucracies, historical or cultural norms of behavior and access to information driving markets. While we seek to take advantage of these market imperfections to achieve investment performance for the GLG Funds and managed accounts, we cannot guarantee that will be able do so in the future. A failure to do so could have a material adverse effect on our business, growth prospects, net inflows of AUM, revenues, results of operations and/or financial condition.

Many of the GLG Funds invest in foreign countries and securities of issuers located outside of the United States and the United Kingdom, which may involve foreign exchange, political, social and economic uncertainties and risks.

Many of the GLG Funds invest a portion of their assets in the equity, debt, loans or other securities of issuers located outside the United States and the United Kingdom. In addition to business uncertainties, such investments may be affected by changes in exchange values as well as political, social and economic uncertainty affecting a country or region. Many financial markets are not as developed or as efficient as those in the United States and the United Kingdom, and as a result, liquidity may be reduced and price volatility may be higher. The legal and regulatory environment may also be different, particularly with respect to bankruptcy and reorganization. Financial accounting standards and practices may differ, and there may be less publicly available information in respect of such companies.

Restrictions imposed or actions taken by foreign governments may adversely impact the value of our fund investments. Such restrictions or actions could include exchange controls, seizure or nationalization of foreign deposits and adoption of other governmental restrictions which adversely affect the prices of securities or the ability to repatriate profits on investments or the capital invested itself. Income received by the GLG Funds from sources in some countries may be reduced by withholding and other taxes. Any such taxes paid by a GLG Fund will reduce the net income or return from such investments. While the GLG Funds will take these factors into consideration in making investment decisions, including when hedging positions, no assurance can be given that the GLG Funds will be able to fully avoid these risks or generate sufficient risk-adjusted returns.

There are risks associated with the GLG Funds’ investments in high yield and distressed debt.

The GLG Funds may invest in obligors and issuers in weak financial condition, experiencing poor operating results, having substantial financial needs or negative net worth, facing special competitive problems, or in obligors and issuers that are involved in bankruptcy or reorganization proceedings. Among the problems involved in investments in troubled obligors and issuers is the fact that it may frequently be difficult to obtain full information as to the conditions of such obligors and issuers. The market prices of such investments are also subject to abrupt and erratic market movements and significant price volatility, and the spread between the bid and offer prices of such investments may be greater than normally expected. It may take a number of years for the market price of such investments to reflect their intrinsic value. Some of the investments held by the GLG Funds may not be widely traded, and depending on the investment profile of a particular GLG Fund, that fund’s exposure to such investments may be substantial in relation to the market for those investments. In addition, there is no recognized market for some of the investments held in GLG Funds, with the result that such investments are likely to be illiquid. As a result of these factors, the investment objectives of the relevant funds may be more difficult to achieve.

Fluctuations in interest rates may significantly affect the returns derived from the GLG Funds’ investments.

Fluctuations in interest rates may significantly affect the return derived from investments within the GLG Funds, as well as the market values of, and the corresponding levels of gains or losses on, such investments. Such fluctuations could materially adversely affect investor sentiment towards fixed income and convertible debt instruments generally and the GLG Funds in particular and consequently could have a material adverse effect on our business, results of operations or financial condition.

The GLG Funds are subject to risks due to potential illiquidity of assets.

The GLG Funds may make investments or hold trading positions in markets that are volatile and which may become illiquid. Timely divestiture or sale of trading positions can be impaired by decreased trading volume, increased price volatility, concentrated trading positions, limitations on the ability to transfer positions in highly specialized or structured transactions to which it may be a party, and changes in industry and government regulations. It may be impossible or costly for the GLG Funds to liquidate positions rapidly in order to meet margin calls, withdrawal requests or otherwise, particularly if there are other market participants seeking to dispose of similar assets at the same time or the relevant market is otherwise moving against a position or in the event of trading halts or daily price movement limits on the market or otherwise. Moreover, these risks may be exacerbated for the GLG Funds that are funds of hedge funds. For example, if one of these funds of hedge funds were to invest a significant portion of its assets in two or more hedge funds that each had illiquid positions in the same issuer, the illiquidity risk for these funds of hedge funds would be compounded.

There are risks associated with the GLG Funds’ use of leverage.

The GLG Funds have, and may in the future, use leverage by borrowing on the account of funds on a secured and/or unsecured basis and pursuant to repurchase arrangements and/or deferred purchase agreements. Leverage can also be employed in a variety of other ways including margining (that is, an amount of cash or securities an investor deposits with a broker when borrowing to buy investments) and the use of futures, warrants, options and other derivative products. Generally, leverage is used with the intention of increasing the overall level of investment in a fund. Higher investment levels may offer the potential for higher returns. This exposes investors to increased risk as leverage can increase the fund’s market exposure and volatility. For instance, a purchase or sale of a leveraged investment may result in losses in excess of the amount initially deposited as margin for the investment. This increased market exposure and volatility could have a material adverse effect on the return of the funds.

There are risks associated with the GLG Funds’ investments in derivatives.

The GLG Funds may make investments in derivatives. These investments are subject to a variety of risks. Examples of such risks may include, but are not limited to:

•	limitation of risk assessment methodologies. Decisions to enter into these derivatives and other securities contracts will be based on estimates of returns and probabilities of loss derived from our own calculations and analysis. There can be no assurance that the estimates or the methodologies, or the assumptions which underlie such estimates and methodologies, will turn out to be valid or appropriate;

•	risks underlying the derivative and securities contracts. A general rise in the frequency, occurrence or severity of certain non-financial risks such as accidents and/or natural catastrophes will lead to a general decrease in the returns and the possibility of returns from these derivatives and securities contracts, which will not be reflected in the methodology or assumption underlying the analysis of any specific derivative or securities contract; and

•	particular risks. The particular instruments in which we will invest on behalf of the GLG Funds may produce an unusually and unexpectedly high amount of losses, which will not be reflected in the methodology or assumptions underlying the analysis of any specific derivative or securities contract.

The GLG Funds are subject to risks in using prime brokers, custodians, administrators and other agents.

All of the GLG Funds depend on the services of prime brokers, custodians, administrators and other agents in connection with certain securities transactions. For example, in the event of the insolvency of a prime broker and/or custodian, the funds might not be able to recover equivalent assets in full as they will usually rank among the prime broker’s and custodian’s unsecured creditors in relation to assets that the prime broker or custodian borrows, lends or otherwise uses. In addition, the GLG Funds’ cash held with a prime broker or custodian may not be segregated from the prime broker’s or custodian’s own cash, and the GLG Funds may therefore rank as unsecured creditors in relation thereto.

GLG Fund investments are subject to numerous additional risks.

GLG Fund investments, including investments by its external fund of hedge funds products in other hedge funds, are subject to numerous additional risks, including the following:

•	certain of the GLG Funds are newly established funds without any operating history or are managed by management companies or general partners who do not have a significant track record as an independent manager;

•	generally, there are few limitations on the execution of the GLG Funds’ investment strategies, which are subject to the sole discretion of the management company of such funds;

•	the GLG Funds may engage in short-selling, which is subject to the theoretically unlimited risk of loss because there is no limit on how much the price of a security may appreciate before the short position is closed out. A GLG Fund may be subject to losses if a security lender demands return of the lent securities and an alternative lending source cannot be found or if the GLG Fund is otherwise unable to borrow securities that are necessary to hedge its positions;

•	credit risk may arise through a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution causes a series of defaults by the other institutions. This “systemic risk” may adversely affect the financial intermediaries (such as clearing agencies, clearing houses, banks, securities firms and exchanges) with which the GLG Funds interact on a daily basis;

•	the efficacy of investment and trading strategies depends largely on the ability to establish and maintain an overall market position in a combination of financial instruments. Trading orders may not be executed in a timely and efficient manner due to various circumstances, including systems failures or human error. In such event, the GLG Funds might only be able to acquire some but not all of the components of the position, or if the overall position were to need adjustment, the GLG Funds might not be able to make such adjustment. As a result, the GLG Funds would not be able to achieve the market position selected by the management company or general partner of such funds, and might incur a loss in liquidating their position; and

•	the investments held by the GLG Funds are subject to risks relating to investments in commodities, equities, bonds, futures, options and other derivatives, the prices of which are highly volatile and may be subject to the theoretically unlimited risk of loss in certain circumstances, including if the fund writes a call option. Price movements of commodities, futures and options contracts and payments pursuant to swap agreements are influenced by, among other things, interest rates, credit market conditions, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments and national and international political and economic events and policies. The value of futures, options and swap agreements also depends upon the price of the commodities underlying them. In addition, the assets of the GLG Funds are subject to the risk of the failure of any of the exchanges on which their positions trade or of their clearinghouses or counterparties. Most U.S. commodities exchanges limit fluctuations in certain commodity interest prices during a single day by imposing “daily price fluctuation limits” or “daily limits,” the existence of which may reduce liquidity or effectively curtail trading in particular markets.

The GLG Funds are subject to counterparty risk with regard to over-the-counter instruments which they may hold.

In the event of the insolvency of any counterparty or of any broker through which portfolio managers trade for the account of the GLG Funds, such as prime brokerage and custodian agreements to which certain of the GLG Funds are party, the funds may only rank as unsecured creditors in respect of sums due to them on the margin accounts or otherwise and any losses will be borne by the funds. The GLG Funds may also enter into currency, interest rate, total return or other swaps which may be surrogates for other instruments such as currency forwards and interest rate options. The value of such instruments, which generally depends upon price movements in the underlying assets as well as counterparty risk, will influence the performance of the GLG Funds and therefore a fall in the value of such instruments could have a material adverse effect on our business, results of operations or financial condition. In particular, certain GLG Funds frequently trade in debt securities and other obligations, either directly or on an assignment basis. Consequently, the GLG Funds will be subject to risk of default by the debtor or obligor in relation to their debt securities and other obligations, which could have a material adverse effect on our business, results of operations or financial condition.

The due diligence process that we undertake in connection with investments by the GLG Funds may not reveal all facts that may be relevant in connection with an investment.

Before making investments, we conduct due diligence that we deem reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, we may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. Nevertheless, when conducting due diligence and making an assessment regarding an investment, we rely on the resources available to us, including information provided by the target of the investment and, in some circumstances, third-party investigations. The due diligence investigation that we carry out with respect to any investment opportunity may not reveal or highlight certain facts that could adversely affect the value of the investment.

The GLG Funds make investments in companies that the GLG Funds do not control.

Investments by most of the GLG Funds include debt instruments and equity securities of companies that the GLG Funds do not control. Such instruments and securities may be acquired by the GLG Funds through trading activities or through purchases of securities from the issuer. These investments are subject to the risk that the company in which the investment is made may make business, financial or management decisions with which we do not agree or that the majority stakeholders or the management of the company may take risks or otherwise act in a manner that does not serve our interests. If any of the foregoing were to occur, the values of investments by the GLG Funds could decrease and our financial condition, results of operations and cash flow could suffer as a result.

Risk management activities may adversely affect the return on the GLG Funds’ investments.

When managing their exposure to market risks, the GLG Funds may from time to time use forward contracts, options, swaps, credit default swaps, caps, collars and floors or pursue other strategies or use other forms of derivative instruments to limit our exposure to changes in the relative values of investments that may result from market developments, including changes in prevailing interest rates, currency exchange rates and commodity prices. The success of any hedging or other derivative transactions generally will depend on the ability to correctly predict market changes, the degree of correlation between price movements of a derivative instrument, the position being hedged, the creditworthiness of the counterparty and other factors. As a result, while the GLG Funds may enter into a transaction in order to reduce their exposure to market risks, the transaction may result in poorer overall investment performance than if it had not been executed. Such transactions may also limit the opportunity for gain if the value of a hedged position increases.

The GLG Funds may be subject to U.K. tax if we do not qualify for the U.K. Investment Manager Exemption.

Certain of the GLG Funds may, under U.K. tax legislation, be regarded as carrying on a trade in the United Kingdom through their investment manager, GLG Partners LP. It is our intention to organize our affairs such that neither the investment manager nor the group companies that are partners in the investment manager constitute a U.K. branch or permanent establishment of the GLG Funds by reason of exemptions provided by Section 127 of the Finance Act 1995 and Schedule 26 of the Finance Act 2003. These exemptions, which apply in respect of income tax and corporation tax respectively, are substantially similar and are each often referred to as the Investment Manager Exemption (IME).

We cannot assure you that the conditions of the IME will be met at all times in respect of every fund. Failure to qualify for the IME in respect of a fund could subject the fund to U.K. tax liability, which, if not paid, would become the liability of GLG Partners LP, as investment manager. This U.K. tax liability could be substantial.

In organizing our affairs such that we are able to meet the IME conditions, we will take account of a statement of practice published by the U.K. tax authorities that sets out their interpretation of the law. A revised version of this statement was published on July 20, 2007. The revised statement applies with immediate effect, but under grandfathering provisions we may follow the original statement in respect of the GLG Funds until December 31, 2009 and, therefore, the revised statement has no impact until 2010. Furthermore, we believe that the changes in practice that have been introduced will not have a material impact on our ability to meet the IME conditions in respect of the GLG Funds.

Risks Related to Our Organization and Structure

Since our principal operations are located in the United Kingdom, we may encounter risks specific to companies located outside the United States.

Since our principal operations are located in the United Kingdom, we are exposed to additional risks that could negatively impact our future results of operations, including but not limited to:

•	tariffs and trade barriers;

•	regulations related to customs and import/export matters;

•	tax issues, such as tax law changes and variations in tax laws as compared to the United States;

•	cultural differences; and

•	foreign exchange controls.

We are a “controlled company” within the meaning of the New York Stock Exchange Listed Company Manual and, as a result, qualify for, and rely on, exemptions from certain corporate governance standards, which may limit the presence of independent directors on our board of directors or board committees.

Our Principals, their Trustees and certain other GLG Shareowners who have entered into a voting agreement beneficially own shares of our common stock and Series A voting preferred stock which collectively represent approximately 53% of our voting power. Accordingly, they have the ability to elect our board of directors and thereby control our management and affairs. Therefore, we are a “controlled company” for purposes of Section 303(A) of the New York Stock Exchange Listed Company Manual.

As a “controlled company,” we are exempt from certain governance requirements otherwise required by the New York Stock Exchange, including the requirement that we have a nominating and corporate governance committee. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and is exempt from certain corporate governance requirements, including requirements that (1) a majority of the board of directors consist of independent directors, (2) compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors and (3) director nominees be selected or recommended for selection by a majority of the independent directors or by a nominating committee composed solely of independent directors. We utilize some of these exemptions. For example, we do not have a nominating committee. Accordingly, the procedures for approving significant corporate decisions can be determined by directors who have a direct or indirect interest in the matters and you do not have the same protections afforded to stockholders of other companies that are required to comply with the rules of the New York Stock Exchange. In addition, although our board of directors currently consists of a majority of independent directors, we cannot assure you that we will not rely on the exemption from this requirement in the future.

Because of their ownership of approximately 53% of our voting power, our Principals, their Trustees and certain other GLG Shareowners are also able to determine the outcome of all matters requiring stockholder approval (other than those requiring a super-majority vote) and are able to cause or prevent a change of control of our company or a change in the composition of our board of directors, and could preclude any unsolicited acquisition of our company. In addition, because they collectively may determine the outcome of a stockholder vote, they could deprive stockholders of an opportunity to receive a premium for their shares as part of a sale of our company, and that voting control could ultimately affect the market price of our common stock.

Certain provisions in our organizational documents and Delaware law make it difficult for someone to acquire control of us.

Provisions in our organizational documents make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our stockholders. For example, our organizational documents require advance notice for proposals by stockholders and nominations, place limitations on convening stockholder meetings and authorize the issuance of preferred shares that could be issued by our board of directors to thwart a takeover attempt. In addition, our organizational documents require the affirmative vote of at least 66 2/3% of the combined voting power of all outstanding shares of our capital stock entitled to vote generally, voting together as a single class, to adopt, alter, amend or repeal our by-laws; remove a director (other than directors elected by a series of our preferred stock, if any, entitled to elect a class of directors) from office, with or without cause; and amend, alter or repeal certain provisions of our certificate of incorporation which require a stockholder vote higher than a majority vote, including the amendment provision itself, or to adopt any provision inconsistent with those provisions.

Because of their ownership of approximately 53% of the our voting power, the Principals, their Trustees and certain other GLG Shareowners are able to determine the outcome of all matters requiring stockholder approval (other than those requiring a super-majority vote) and are able to cause or prevent a change of control of our company or a change in the composition of our board of directors, and could preclude any unsolicited acquisition of our company. Certain provisions of Delaware law may also delay or prevent a transaction that could cause a change in our control. The market price of our shares could be adversely affected to the extent that the Principals’ control over us, as well as provisions of our organizational documents, discourage potential takeover attempts that our stockholders may favor.

An active market for our common stock may not develop.

Our common stock is currently listed on the New York Stock Exchange and trades under the symbol “GLG”. However, we cannot assure you a regular trading market of our shares will develop on the New York Stock Exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our shares will develop or be maintained, the liquidity of any trading market, your ability to sell your shares when desired, or at all, or the prices that you may obtain for your shares.

The value of our common stock and warrants may be adversely affected by market volatility.

Even if an active trading market develops, the market price of our shares and warrants may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our shares and warrants may fluctuate and cause significant price variations to occur. If the market prices of our shares and warrants decline significantly, you may be unable to resell your shares and warrants at or above your purchase price, if at all. We cannot assure you that the market price of our shares and warrants will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our shares and warrants or result in fluctuations in the price or trading volume of our shares and warrants include:

•	variations in our quarterly operating results or dividends;

•	failure to meet analysts’ earnings estimates or failure to meet, or the lowering of, our own earnings guidance;

•	publication of research reports about us or the investment management industry or the failure of securities analysts to cover our shares after the acquisition of GLG;

•	additions or departures of the Principals and other key personnel;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	actions by stockholders;

•	changes in market valuations of similar companies;

•	speculation in the press or investment community;

•	changes or proposed changes in laws or regulations or differing interpretations thereof affecting our business or enforcement of these laws and regulations, or announcements relating to these matters;

•	adverse publicity about the asset management industry generally or individual scandals, specifically; and

•	general market and economic conditions.

We may not be able to pay dividends on our common stock.

As a holding company, our ability to pay dividends is subject to the ability of our subsidiaries to provide cash to us. We intend to distribute dividends to our stockholders and/or repurchase our common stock at such time and in such amounts to be determined by our board of directors. Accordingly, we expect to cause our subsidiaries to make distributions to their stockholders or partners, as applicable, in an amount sufficient to enable us to pay such dividends to our stockholders or make such repurchases, as applicable; however, no assurance can be given that such distributions or stock repurchases will or can be made. Our board can reduce or eliminate our dividend, or decide not to repurchase our common stock, at any time, in its discretion. In addition, our subsidiaries will be required to make minimum tax distributions and intend to make limited partner profit share distributions to our key personnel pursuant to our limited partner profit share arrangement prior to distributing dividends to our stockholders or repurchasing our common stock. If our subsidiaries have insufficient funds to make these distributions, we may have to borrow funds or sell assets, which could materially adversely affect our liquidity and financial condition. In addition, our subsidiaries’ earnings may be insufficient to enable them to make required minimum tax distributions or intended limited partner profit share distributions to their stockholders, partners or members, as applicable, because, among other things, our subsidiaries may not have sufficient capital surplus to pay dividends or make distributions under the laws of the relevant jurisdiction of incorporation or organization or may not satisfy regulatory requirements of capital adequacy, including the regulatory capital requirements of the FSA in the United Kingdom or the Financial Groups Directive of the European Community. We will also be restricted from paying dividends or making stock repurchases under our credit facility in the event of a default or if we are required to make mandatory prepayment of principal thereunder.

To complete the acquisition of GLG, we incurred a large amount of debt, which will limit our ability to fund general corporate requirements and obtain additional financing, limit our flexibility in responding to business opportunities and competitive developments and increase our vulnerability to adverse economic and industry conditions.

We have incurred $570.0 million of indebtedness to finance the acquisition of GLG, transaction costs, deferred underwriting fees and our operations. As a result of the substantial fixed costs associated with these debt obligations, we expect that:

•	a decrease in revenues will result in a disproportionately greater percentage decrease in earnings;

•	we may not have sufficient liquidity to fund all of these fixed costs if our revenues decline or costs increase;

•	we may have to use our working capital to fund these fixed costs instead of funding general corporate requirements, including capital expenditures; and

•	we may not have sufficient liquidity to respond to business opportunities, competitive developments and adverse economic conditions.

These debt obligations may also impair our ability to obtain additional financing, if needed, and our flexibility in the conduct of our business. Moreover, the terms of our indebtedness restrict our ability to take certain actions, including the incurrence of additional indebtedness, mergers and acquisitions, investments at the parent company level and asset sales. Our ability to pay the fixed costs associated with our debt obligations depends on our operating performance and cash flow, which will in turn depend on general economic conditions. A failure to pay interest or indebtedness when due could result in a variety of adverse consequences, including the acceleration of our indebtedness. In such a situation, it is unlikely that we would be able to fulfill our obligations under or repay the accelerated indebtedness or otherwise cover our fixed costs.

As a result of the acquisition, we expect to incur significant non-cash amortization charges related to equity-based compensation expense associated with the vesting of certain equity-based awards, which will reduce our net income and may result in net losses.

Compensation and benefits post-acquisition reflect the amortization of a significant non-cash equity-based compensation expense associated with the vesting of equity-based awards over the next five years. The compensation and benefits expense relates to the 10,000,000 shares of our common stock issued for the benefit of our employees, service providers and certain key personnel under our 2007 Restricted Stock Plan; 33,000,000 shares of our common stock and $150 million in cash and promissory notes issued for the benefit of certain of our key personnel participating in our equity participation plan; and 77,604,988 shares of common stock and 58,904,993 exchangeable Class B ordinary shares of FA Sub 2 Limited subject to an agreement among our principals and trustees. These shares are subject to certain vesting and forfeiture provisions, and the related share-based compensation expenses are being recognized on a straight-line basis over the requisite service period. This treatment under GAAP reduces our net income and contributed to our net losses for 2007 and for the three months ended March 31, 2008.

Fulfilling our obligations as a public company will be expensive and time consuming.

Prior to its acquisition by us, GLG was a private company and was not required to prepare or file periodic and other reports with the SEC under the applicable U.S. federal securities laws or to comply with the requirements of U.S. federal securities laws applicable to public companies, such as Section 404 of the Sarbanes-Oxley Act of 2002. Although GLG maintained separate legal and compliance and internal audit functions, which along with its Chief Operating Officer, reported on a day-to-day basis directly to its Co-Chief Executive Officer with further formal reporting to its Management Committee, and we maintained disclosure controls and procedures and internal control over financial reporting as required under the U.S. federal securities laws with respect to our activities, neither GLG nor we were required to establish and maintain such disclosure controls and procedures and internal controls over financial reporting as required with respect to a public company with substantial operations.

Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, as well as the rules of the New York Stock Exchange, we have been required to implement additional corporate governance practices and to adhere to a variety of reporting requirements and accounting rules. Compliance with these obligations requires significant time and resources from our management and our finance and accounting staff, may require additional staffing and infrastructure and will significantly increase our legal, insurance and financial compliance costs. As a result of the increased costs associated with being a public company, our operating income as a percentage of revenue is likely to be lower.

We must comply with Section 404 of the Sarbanes-Oxley Act of 2002 in a relatively short timeframe.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to document and test the effectiveness of our internal controls over financial reporting in accordance with an established control framework and to report on our management’s conclusion as to the effectiveness of these internal controls over financial reporting. We are also required to have an independent registered public accounting firm test the internal controls over financial reporting and report on the effectiveness of such controls. For 2007, we relied on relief from these requirements to limit the scope of these requirements primarily to GLG Partners, Inc. and certain subsidiaries, excluding the GLG entities. Beginning in 2008, we are required to comply with these requirements with respect to the consolidated group, including the GLG entities. Any delays or difficulty in satisfying these requirements could adversely affect future results of operations and our stock price.

We may incur significant costs to comply with these requirements. We may in the future discover areas of internal controls over financial reporting that need improvement, particularly with respect to any businesses acquired in the future. There can be no assurance that remedial measures will result in adequate internal controls over financial reporting in the future. Any failure to implement the required new or improved controls, or difficulties encountered in their implementation, could materially adversely affect our results of operations or could cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal controls over financial reporting, or if our auditors are unable to provide an unqualified report regarding the effectiveness of internal controls over financial reporting as required by Section 404, as was the case for fiscal 2007, investors may lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities. In addition, failure to comply with Section 404 could potentially subject us to sanctions or investigation by the SEC or other regulatory authorities.

The failure to address actual or perceived conflicts of interest that may arise as a result of the investment by our Principals and other key personnel of at least 50% of the after-tax cash proceeds they received in the acquisition in GLG Funds, may damage our reputation and materially adversely affect our business.

As a result of the $725 million of net AUM that the Principals, the Trustees and certain key personnel had invested in the GLG Funds as of March 31, 2008, other investors in the GLG Funds may perceive conflicts of interest regarding investments in the GLG Funds in which the Principals, the Trustees and other key personnel are personally invested. Actual or perceived conflicts of interests could give rise to investor dissatisfaction or litigation and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with these conflicts of interest. Investor dissatisfaction or litigation in connection with conflicts of interest could materially adversely affect our reputation and our business in a number of ways, including as a result of redemptions by investors from the GLG Funds and a reluctance of counterparties do business with us.

We may choose to redeem our outstanding warrants at a time that is disadvantageous to our warrant holders.

We may redeem the warrants issued as a part of our publicly traded units and the co-investment warrants at any time beginning December 21, 2007 in whole and not in part, at a price of $0.01 per warrant, upon a minimum of 30 days’ prior written notice of redemption, if and only if, the last sales price of our common stock equals or exceeds $14.25 per share for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption. Redemption of the warrants could force the warrant holders (1) to exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous for the holders to do so, (2) to sell the warrants at the then current market price when they might otherwise wish to hold the warrants or (3) to accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants.

Our outstanding warrants may be exercised in the future, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders. This might have an adverse effect on the market price of our common stock.

Excluding 21,500,003 warrants beneficially owned by our founders and their affiliates (which includes 5,000,000 co-investment warrants), which are subject to lock-up agreements, as of May 29, 2008, there were 32,984,674 outstanding redeemable warrants to purchase shares of common stock, which were exercisable beginning on December 21, 2007. These warrants would only be exercised if the $7.50 per share exercise price is below the market price of our common stock. To the extent they are exercised, additional shares of our common stock will be issued, which will result in dilution to our stockholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our shares.

Risks Related to Taxation

Our effective income tax rate depends on various factors and may increase as our business expands into countries with higher tax rates.

There can be no assurance that we will continue to have a low effective income tax rate. We are a U.S. corporation that is subject to the U.S. corporate income tax on its taxable income. Our low expected effective tax rate is primarily attributable to the asset basis step-up resulting from the acquisition of GLG and the associated 15-year goodwill amortization deduction for U.S. tax purposes. Going forward, our effective income tax rate will be a function of our overall earnings, the income tax rates in the jurisdictions in which our entities do business, the type and relative amount of income earned by our entities in these jurisdictions and the timing of repatriation of profits back to the United States in the form of dividends. We expect that our effective income tax rate may increase as our business expands into countries with higher tax rates. In addition, allocation of income among business activities and entities is subject to detailed and complex rules and depends on the facts and circumstances. No assurance can be given that the facts and circumstances or the rules will not change from year to year or that taxing authorities will not be able to successfully challenge such allocations.

U.S. persons who own 10% or more of our voting stock may be subject to higher U.S. tax rates on a sale of the stock.

U.S. persons who hold 10% or more (actually and/or constructively) of the total combined voting power of all classes of our voting stock may on the sale of the stock be subject to U.S. tax at ordinary income tax rates (rather than at capital gain tax rates) on the portion of their taxable gain attributed to undistributed offshore earnings. This would be the result if we are treated (for U.S. federal income tax purposes) as principally availed to hold the stock of foreign corporation(s) and the stock ownership in us satisfies the stock ownership test for determining controlled foreign corporation (CFC) status (determined as if we were a foreign corporation). A foreign corporation is a CFC if, for an uninterrupted period of 30 days or more during any taxable year, more than 50% of its stock (by vote or value) is owned by “10% U.S. Shareholders”. A U.S. person is a “10% U.S. Shareholder” if such person owns (actually and/or constructively) 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation. Approximately 32.0% of our stock is treated as directly or constructively owned by 10% U.S. Shareholders. Therefore, any U.S. person who considers acquiring (directly, indirectly and/or constructively) 10% or more of our outstanding stock should first consult with his or her tax advisor.

Our U.K. tax liability will be higher if the interest expense incurred by our subsidiary FA Sub 3 Limited cannot be fully utilized for U.K. tax purposes.

Our subsidiary FA Sub 3 Limited incurred debt to finance the acquisition of GLG and is claiming a deduction for U.K. tax purposes for the interest expense incurred on such debt. If the interest expense incurred by FA Sub 3 Limited cannot be fully utilized for U.K. tax purposes against U.K. income, our U.K. tax liability might increase significantly. See also “— Our tax position might change as a result of a change in tax laws.” below for a discussion of U.K. government proposals on interest deductibility.

Our tax position might change as a result of a change in tax laws.

Since we operate our business in the United Kingdom, the United States and internationally, we are subject to many different tax laws. Tax laws (and the interpretations of tax laws by taxing authorities) are subject to frequent change, sometimes retroactively. There can be no assurance that any such changes in the tax laws applicable to us will not adversely affect our tax position.

The U.K. government has published proposals in a discussion document entitled “Taxation in the foreign profits of companies” on June 21, 2007 with regard to the deductibility of interest expense incurred by U.K. tax resident entities. No assurances can be given that the U.K. government will not enact legislation that restricts the ability of our subsidiary FA Sub 3 Limited to claim a tax deduction for the full amount of its interest expense as a result of these proposals. However, legislation is currently not anticipated until the adoption of the U.K. Finance Bill 2009.

The U.S. Congress is considering changes to U.S. income tax laws which would increase the U.S. income tax rate imposed on “carried interest” earnings and would subject to U.S. corporate income tax certain publicly held private equity firms and hedge funds structured as partnerships (for U.S. federal income tax purposes). These changes would not apply to us because the Company is already taxed in the United States as a U.S. corporation and earns fee income and does not receive a “carried interest”. No assurances can be given that the U.S. Congress might not enact other tax law changes that would adversely affect us.

FORWARD-LOOKING STATEMENTS

This prospectus includes or incorporates by reference “forward-looking statements” including, but not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in or incorporated by reference into this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us and speak only as of the date of such statement. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” and the following:

•	financial performance;

•	market conditions for GLG Funds;

•	performance of GLG Funds, the related performance fees and the associated impacts on revenues, net income, cash flows and fund inflows and outflows;

•	the cost of retaining our key investment and other personnel or the loss of such key personnel;

•	risks associated with the expansion of our business in size and geographically;

•	operational risk;

•	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on our resources;

•	risks associated with the use of leverage, investment in derivatives, interest rates and currency fluctuations; and

•	other risk factors set forth in our SEC filings.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

USE OF PROCEEDS

We will receive up to an aggregate of approximately $450,006,023 from the exercise of the warrants, if they are exercised in full. We expect that any net proceeds from the exercise of the warrants will be used to fund additional repurchases of warrants or shares of common stock, for general corporate purposes and to fund working capital.

The selling stockholders will receive all of the proceeds from the sale of any shares of common stock and/or warrants sold by them pursuant to this prospectus. We will not receive any proceeds from these sales.

PLAN OF DISTRIBUTION

We are offering the shares of common stock underlying the warrants upon the exercise of the warrants by the holders thereof. The warrants may be exercised on or prior to December 28, 2011 at the offices of the warrant agent, Continental Stock Transfer & Trust Company, with the exercise form certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised. Promptly upon receipt of the notice of exercise together with full payment of the warrant price, the warrant agent will deliver to the holder the shares of common stock being purchased.

The selling stockholders may sell the shares of common stock and warrants underlying outstanding founders’ and co-investment units, the sponsors’ warrants and the common stock underlying the founders’, co-investment and sponsors’ warrants covered by this prospectus (the “registered securities”) from time to time in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling stockholders may effect these transactions by selling the registered securities to or through broker-dealers. Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the sales. The registered securities may be sold in one or more of the following transactions:

•	a block trade in which a broker-dealer attempts to sell the registered securities as agent but may resell a portion of the block as principal to facilitate the transaction;

•	a purchase by a broker-dealer as principal and resale by the broker-dealer for its account under this prospectus;

•	an exchange distribution in accordance with the rules of the exchange;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	privately negotiated transactions; and

•	a combination of any of the above transactions.

The selling stockholders may enter into hedging transactions with broker-dealers or affiliates thereof in connection with distributions of the registered securities. In these transactions, broker-dealers or affiliates may engage in short sales of the registered securities pursuant to this prospectus to offset the positions they assume with the selling stockholders and use registered securities received from the selling stockholders to close out their short positions. The selling stockholders also may sell the registered securities short and redeliver the registered securities to close out their short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer or an affiliate thereof of the registered securities. The broker-dealer may then resell or otherwise transfer the registered securities under this prospectus. The selling stockholders also may loan or pledge the registered securities to a broker-dealer or an affiliate thereof. The broker-dealer may sell the loaned or pledged registered securities under this prospectus.

Broker-dealers or agents may receive compensation from the selling stockholders in the form of commissions, discounts or concessions. Broker-dealers or agents may also receive compensation from the purchasers of the registered securities for whom they act as agents or to whom they sell as principals, or both. A broker-dealer’s compensation will be negotiated in connection with the sale and may exceed the broker-dealer’s customary commissions. Broker-dealers, agents or the selling stockholders may be deemed to be

“underwriters” within the meaning of the Securities Act in connection with sales of the registered securities. Any commission, discount or concession received by these broker-dealers or agents and any profit on the sale of the registered securities purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

Because the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the registered securities. There is currently no underwriter or coordinating broker acting in connection with the proposed sale of the registered securities by the selling stockholders.

The founders’ units, shares and warrants (1) held by our founders are subject to the terms of letter agreements between each of the founders and Citigroup Global Market, Inc., as sole book running manager of our initial public offering, and (2) held by our sponsors are subject to certain restrictions on transfer pursuant to the terms of the founders agreement entered into among Noam Gottesman, as Sellers’ Representative, the Principals, the Trustees and our sponsors, each of which provides that subject to certain exceptions, these shares and warrants may not be transferred until November 2, 2008.

In order to comply with the applicable securities laws of particular states, if applicable, the shares of common stock and warrants underlying outstanding units, and the shares of common stock issued upon the exercise of the warrants will be sold in the jurisdictions only through registered or licensed brokers or dealers. In addition, in particular states, the shares of our common stock and warrants underlying outstanding units, and the shares of common stock issued upon the exercise of the warrants may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the distribution of the shares of common stock and warrants underlying outstanding units, or the shares of our common stock issued upon the exercise of the warrants may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the warrants or the shares of our common stock issued upon the exercise of the warrants purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the registered securities may not simultaneously engage in market making activities with respect to our securities for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the registered securities by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

We will pay all costs, expenses and fees associated with the registration of the registered securities. The selling stockholders will pay all commissions and discounts, if any, associated with the sale of the registered securities. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in sales of the registered securities against specified liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify certain persons against specified liabilities in connection with the offering of the registered securities, including liabilities arising under the Securities Act.

We will pay for all costs of the registration of the warrants and common stock, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; except that, the selling holders will pay all underwriting discounts and selling commissions, if any. We have agreed to indemnify the selling stockholders against particular civil liabilities, including some liabilities under the Securities Act, or we will compensate them for some of these liabilities incurred in connection therewith.

PRICE RANGE OF OUR SECURITIES

On December 21, 2006, our units began trading on the American Stock Exchange under the symbol “FRH.U”. Each of our units consists of one share of common stock and one warrant. On January 29, 2007, the common stock and warrants underlying our units began to trade separately on the American Stock Exchange under the symbols “FRH.WS” and “FRH”, respectively. Our securities were traded on the American Stock Exchange until November 2, 2007.

On November 5, 2007, our units, common stock and warrants began trading on the New York Stock Exchange under the symbols “GLG.U”, “GLG” and “GLG WS”, respectively. The following sets forth the high and low sales price of our units, common stock and warrants, as reported on the American Stock Exchange or the New York Stock Exchange for the periods shown:

	Units		Common Stock		Warrants
	High	Low	High	Low	High	Low

2006:
Fourth Quarter (beginning on December 21, 2006)	$10.20	$10.00	$—	$—	$—	$—
2007:
First Quarter	$11.15	$10.01	$10.00	$8.90	$1.50	$1.10
Second Quarter	$16.68	$10.55	$12.40	$9.31	$4.60	$1.27
Third Quarter	$16.80	$12.00	$12.34	$9.95	$4.55	$1.95
Fourth Quarter	$20.75	$14.25	$14.97	$11.25	$6.63	$4.40
2008:
First Quarter	$20.23	$15.70	$13.85	$10.76	$6.30	$4.05
Second Quarter (through June 10, 2008)	$17.04	$9.65	$12.25	$7.76	$4.80	$1.82

On June 10, 2008 the closing sale prices for our units, common stock and warrants on the New York Stock Exchange was $10.00 per unit, $7.95 per share and $2.05 per warrant, respectively. As of May 29, 2008, there was one holder of record of our units, 219 holders of record of our common stock and 11 holders of record of our warrants, respectively.

DIVIDEND POLICY

Our board of directors has established a regular quarterly cash dividend of $0.025 per share of common stock and will consider paying a special annual dividend based upon our annual profitability beginning after the end of 2008. A regular quarterly cash dividend of $0.025 per share of common stock for the first quarter of 2008 was paid on April 21, 2008 to holders of record as of April 10, 2008. Our board of directors may, from time to time, examine our dividend policy and may, in its absolute discretion, change such policy.

DILUTION

If holders of warrants exercise their warrants to purchase shares of our common stock, their interests will be diluted immediately to the extent of the difference between the exercise price per share of our common stock and the as adjusted net tangible book value per share of our common stock assuming all outstanding warrants are exercised. As of March 31, 2008, our net tangible book value was approximately $(394) million, or approximately $(1.59) per share of our common stock, which reflects the exercise of warrants to purchase 5,516,126 shares of our common stock covered by this prospectus from December 21, 2007 to March 31, 2008. Net tangible book value per share is equal to our total net tangible assets, or total net assets less intangible assets, divided by the number of shares of our outstanding common stock. After giving effect to the exercise of warrants to purchase 54,484,677 shares of our common stock outstanding as of March 31, 2008, at an exercise price of $7.50 per share, and the application of the proceeds therefrom, our as adjusted net tangible book value as of March 31, 2008 attributable to common stockholders would have been approximately $15 million, or approximately $0.05 per share of our common stock. This represents an immediate increase in net tangible book value of $1.64 per share to our existing stockholders, and an immediate dilution of $7.45 per share to warrant holders exercising their warrants and purchasing shares of our common stock. The following table illustrates this per share dilution:

Exercise price per share		$7.50
Net tangible book value per share before warrant exercises	$(1.59)
Increase in net tangible book value per share attributable to warrant exercises	$1.64
As adjusted net tangible book value per share after warrant exercises		$0.05

Dilution per share to exercising warrant holders		$7.45

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

The following unaudited pro forma condensed statement of operations for the year ended December 31, 2007 give effect to the acquisition by us of GLG on November 2, 2007 and also gives effect to certain transactions coincident with the acquisition as if the acquisition and the transactions had occurred on January 1, 2007. The pro forma information is based on the historical financial statements of GLG after giving effect to the combination and applying the estimates, assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed financial information. The unaudited pro forma condensed statement of operations for the year ended December 31, 2007 includes GLG’s historical results of operations for the year ended December 31, 2007. The historical financial information of Freedom for the period January 1, 2007 to November 2, 2007 has not been included in the unaudited pro forma condensed statement of operations because Freedom had no operations of its own and the pro forma adjustments would have eliminated the historical Freedom amounts in the pro forma presentation. Pro forma financial information for the three month period ended March 31, 2008 is not presented as the transaction is already reflected in the historical financial statements for the entire period.

The acquisition is considered to be a reverse acquisition recapitalization for accounting purposes because, among other things, the GLG Shareowners own a majority of our outstanding shares following consummation of the acquisition of GLG. Under this method of accounting, GLG is the acquiring company. The acquisition is treated as the equivalent of GLG issuing stock for the net assets of Freedom accompanied by a recapitalization. The net assets of Freedom, primarily cash, are stated at their fair value, which is equivalent to the carrying value, and accordingly no goodwill or other intangible assets are recorded for accounting purposes.

The unaudited pro forma condensed financial information has been prepared for illustrative purposes and is not intended to represent the condensed results of operations in future periods or what the results actually would have been had Freedom and GLG been a combined company during the specified period.

Net losses of $1,065.0 million on a pro forma basis for the year ended December 31, 2007 were largely driven by non-cash share-based compensation expenses of $1,493.1 million (comprised of $639.7 million which has been recorded in the GLG historical consolidated statement of operations and $853.4 million as pro forma adjustment). These expenses for the year ended December 31, 2007 are composed of the following:

•	charges of $42.2 million related to the 10,000,000 shares of our common stock issued for the benefit of GLG’s employees, service providers and certain key personnel under the Restricted Stock Plan and $2.9 million, related to shares of restricted stock awarded under the LTIP;

•	charges of $416.1 million related to the 33,000,000 shares of our common stock and $150 million in cash or Notes to be issued for the benefit of certain of GLG’s key personnel participating in the equity participation plan; and

•	charges of $1,031.9 million related to the 77,604,988 shares of our common stock and 58,904,993 exchangeable Class B ordinary shares of FA Sub 2 Limited subject to the agreement among principals and trustees.

The shares described above are subject to certain vesting and forfeiture provisions and the related share-based compensation expenses are being recognized over the requisite service period using the accelerated method in accordance with the provisions of SFAS 123(R) for the Restricted Stock Plan and agreement among principals and trustees, and EITF Issue No. 96-18, for the equity participation plan.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
Year ended December 31, 2007

	GLG	Pro Forma
	Historical	Adjustments*		Pro Forma
	(In thousands, except per share amounts)

Net revenues and other income:
Management fees, net	$287,152	$—		$287,152
Performance fees, net	678,662	—		678,662
Administration fees, net	64,224	—		64,224
Other	10,080	—		10,080

Total net revenues and other income	1,040,118	—		1,040,118
Expenses:
Employee compensation and benefits	(810,212)	(853,445)	(1)	(1,653,597)
		10,060	(2)
Limited partner profit share	(401,000)	—		(401,000)

Compensation, benefits and profit share	(1,211,212)	(843,385)		(2,054,597)
General, administrative and other	(108,926)	—		(108,926)

Total expenses	(1,320,138)	(843,385)		(2,163,523)
Loss from operations	(280,020)	(843,385)		(1,123,405)
Interest income	8,871	—		8,871
Interest expense	(6,521)	(32,459)	(3)	(38,980)

Loss before income taxes	(277,670)	(875,844)		(1,153,514)
Income taxes	(64,000)	10,062	(3)	(44,410)
		(1,978)	(2)
		11,506	(1)

Loss before minority interests	(341,670)	(856,254)		(1,197,924)
Minority interests:
Cumulative dividends on exchangeable shares	(2,723)	(21,021)	(4)	(23,744)
Minority interest share of loss	33,885	120,191	(5)	154,076

Net loss attributable to common stockholders	$(310,508)	$(757,084)		$(1,067,592)

Net loss per common share, basic and diluted	$(2.11)			$(5.19)
Weighted average shares outstanding, basic and diluted	147,048			205,565

*	See Note B to unaudited pro forma condensed financial information.

See notes to unaudited pro forma condensed financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
(In thousands, except share and per share amounts)

Note A.	Basis of Presentation

On November 2, 2007, Freedom completed the acquisition of all of the outstanding equity interests of certain GLG entities (the “Acquisition”). Because the owners of the equity interests in the acquired GLG entities (the “GLG Shareowners”) own approximately 77% of our voting interests as of immediately following the consummation of the Acquisition, GLG was deemed to be the acquiring company for accounting purposes. Accordingly, the transaction has been accounted for as a reverse acquisition. Because Freedom had no active business operations, the Acquisition has been accounted for as a recapitalization of GLG and GLG was treated as the acquirer and continuing reporting entity for accounting purposes. The assets and liabilities of Freedom were recorded, as of completion of the Acquisition, at fair value, which is considered to approximate historical cost, and added to those of GLG.

The fair values of the net assets of Freedom are shown below.

Cash	$520,921
Deferred underwriters’ fee	(17,952)
Other net current assets	1,931
Redeemable stock	(1)

Total	$504,899

Minority Interest

FA Sub 2 Limited Exchangeable Shares

Upon consummation of the transaction, Noam Gottesman and the Gottesman GLG Trust received, in exchange for their interests in the existing GLG entities, 58,904,993 exchangeable Class B ordinary shares of FA Sub 2 Limited (the “Exchangeable Shares”) and 58,904,993 shares of our Series A voting preferred stock (the “Series A preferred stock”), in addition to their proportionate share of the cash consideration.

The Exchangeable Shares are exchangeable for an equal number of shares of our common stock at any time for no cash consideration at the holders’ option. Upon exchange of the Exchangeable Shares, an equivalent number of shares of Series A preferred stock will be concurrently redeemed. The shares of Series A preferred stock are entitled to one vote per share and to vote with the common stockholders as a single class but have no economic rights. In contrast, the Exchangeable Shares carry dividend rights but no voting rights except with respect to certain limited matters which will require the majority vote or written consent of the holders of Exchangeable Shares. The combined ownership of the Exchangeable Shares and the Series A preferred stock provides the holders of these shares with voting rights that are equivalent to those of our common stockholders.

The dividend rights of the Exchangeable Shares are such that the holders of these shares will receive an equivalent dividend as the common stockholders in addition to a cumulative dividend. The dividend rights of the holders of the Exchangeable Shares are in excess of those of our common stockholders, and these rights are therefore presented as a cumulative dividend in the pro forma condensed statement of operations.

Since FA Sub 2 Limited will have negative equity on a pro forma basis following completion of the acquisition of GLG and the holders of the Exchangeable Shares will have no obligation to fund losses, the holders of the Exchangeable Shares will only participate in losses to the extent of their interest. Upon the materialization of future earnings, the majority interest will be credited to the extent of such losses previously absorbed.

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION (continued)
(In thousands, except share and per share amounts)

GLG Holdings Inc. and GLG Inc.

GLG consolidates GLG Holdings Inc. and GLG Inc. pursuant to the requirements of Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities, since they are variable interest entities and GLG is the Primary Beneficiary.

Note B.	Pro Forma Adjustments

Pro forma adjustments are necessary to reflect transactions that are a direct result of the acquisition. The following pro forma adjustments are included in the unaudited condensed financial statements:

(1) Reflects annualization of share-based and other compensation recognized in respect of (a) the equity participation plan, (b) the 10,000,000 shares allocated for the benefit of employees, service providers and certain key personnel under the Restricted Stock Plan and shares of restricted stock granted under the LTIP, and (c) the agreement among the principals and trustees. Share-based compensation expenses have been calculated assuming a fair value of the Company’s common stock on the grant date for employees. For awards to service providers accounted under EITF 96-18, fair value is re-measured at period end to the period end closing price of the Company’s common stock.

(a)	Equity Participation Plan

Prior to December 31, 2006, GLG had not granted any equity-based awards. In March 2007, GLG established the Equity Participation Plan to provide certain key individuals, through their direct or indirect limited partnership interests in two limited partnerships, Sage Summit LP and Lavender Heights Capital LP, with the right to receive a percentage of the proceeds derived from an initial public offering relating to GLG or a third-party sale of GLG. Upon consummation of the Acquisition, Sage Summit LP and Lavender Heights Capital LP received collectively 15% of the total consideration of cash and the Company’s capital stock payable to the GLG shareowners in the Acquisition, 99.9% of which was allocated to key individuals who are limited partners of Sage Summit LP and Lavender Heights Capital LP. The balance of the consideration remains unallocated. Of the portion which has been allocated, 92.4% was allocated to limited partners who are referred to as Equity Sub-Plan A members and 7.6% was allocated to limited partners who are referred to as Equity Sub-Plan B members.

These limited partnerships distributed to the limited partners in the Equity Sub-Plan A, 25% of the aggregate amount allocated to the Equity Sub-Plan A members upon consummation of the Acquisition, and the remaining 75% will be distributed to the limited partners in three equal installments of 25% each upon vesting over a three-year period on the first, second and third anniversaries of the consummation of the Acquisition, subject to the ability of the general partners of the limited partnerships, to accelerate vesting. These limited partnerships will distribute to the limited partners in Equity Sub-Plan B, 25% of the aggregate amount allocated to the Equity Sub-Plan B members in four equal installments of 25% each upon vesting over a four-year period on the first, second, third and fourth anniversaries of the consummation of the Acquisition, subject to the ability of the general partners of the limited partnerships, to accelerate vesting. The unvested portion of such amounts will be subject to forfeiture in the event of termination of the individual as a limited partner prior to each vesting date, unless such termination is without cause after there has been a change in control of the Company after completion of the Acquisition or due to death or disability. Upon forfeiture, these unvested amounts will not be returned to the Company but instead to the limited partnerships, which may reallocate such amounts to their existing or future limited partners.

The equity portion of this plan has been accounted for in accordance with the provisions of SFAS 123(R) and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION (continued)
(In thousands, except share and per share amounts)

Other Than Employees for Acquiring, or In Conjunction with Selling, Goods or Services” (“EITF 96-18”), which require that such equity instruments are recorded at their fair value on the measurement date, which date is typically upon the inception of the services that will be performed, re-measured at subsequent dates to the extent the awards are unvested, and amortized into expense over the vesting period.

In addition, equity plan members will receive $150,000, representing the cash portion of the Acquisition purchase price consideration, vesting on the same vesting terms as the stock portion of the Acquisition purchase price consideration as described above. Pro forma charges of $312,070 for equity awards (based on the year-end share price of $13.60 and grant date share price of $13.70) and $104,015 for cash based awards are included in total compensation expense in respect of the equity participation plan.

(b)	Restricted Stock Plan and Long-Term Incentive Plan

Of the Acquisition purchase price consideration, 10,000,000 shares of common stock were allocated for awards of restricted stock to employees, service providers and certain key personnel under the Restricted Stock Plan. As of December 31, 2007, 9,989,000 shares had been awarded, subject to vesting in four equal installments on the first, second, third and fourth anniversaries of the closing of the Acquisition. Any unvested stock awards which are forfeited will be returned to the Company.

The Company is also authorized to issue up to 40,000,000 shares under the LTIP which provides for the grants of incentive and non-qualified stock options, stock appreciation rights, common stock, restricted stock, restricted stock units, performance units and performance shares to employees, service providers, non-employee directors and certain key personnel.

A pro forma charge of $45,128 is included in total compensation expense in respect of the Restricted Stock Plan and the LTIP.

(c)	Agreement among Principals and Trustees

In connection with the Acquisition, the Principals and the Trustees entered into an agreement among principals and trustees which provides that, in the event a Principal voluntarily terminates his employment with the Company for any reason prior to the fifth anniversary of the closing of the Acquisition, a portion of the equity interests held by that Principal and his related Trustee as of the closing of the Acquisition will be forfeited to the Principals who are still employed by the Company and their related Trustees.

A pro forma charge of $1,031,876 is included in total compensation expense in respect of the agreement among principals and trustees.

(2) Reflects reduction in the Principals’ base compensation and related payroll and corporate taxes post-Acquisition. The adjustment reduces the base compensation of the Principals in the aggregate to $3,000 per annum. The adjustment to income tax expense reflects the reduction in allowable deduction at the U.K. corporate tax rates for the U.K. component of the Principals’ compensation and an increase in the allowable deduction for the U.S. component of the Principal’s compensation.

(3) Reflects annualization of interest expense on the revolving credit and term loan facilities entered into upon consummation of the Acquisition, together with repayment of existing GLG borrowings and related interest payable as if the Acquisition had occurred on January 1, 2007. Interest is calculated on annual borrowings of $570,000 at an average rate of 6.6%, plus amortization of $6,600 of borrowing

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION (continued)
(In thousands, except share and per share amounts)

costs. Interest is payable on the borrowings at LIBOR plus 1.25%. A 0.125% increase in the interest rate would have the following impacts:

Interest expense	$696
Income tax	$(209)

(4) Reflects annualization of cumulative quarterly cash distributions, based on an estimate of the net taxable income of FA Sub 2 Limited allocable to the holders of Exchangeable Shares of FA Sub 2 Limited, multiplied by an assumed tax rate, payable to such holders. The holders of the Exchangeable Shares are entitled to a pro rata share of any dividends distributed to Freedom stockholders as if they held an equivalent number of shares of the Company’s common stock.

(5) In accordance with ARB No. 51, “Consolidated Financial Statements”, paragraph 15, as losses applicable to the minority interest in FA Sub 2 Limited exceed the minority interest in the equity capital of FA Sub 2 Limited, the excess of losses have been charged against the majority interest, as there is no obligation of the minority interest holders to fund the losses. Pro forma losses not shared by the minority interest holders totaled $115,003 for the year ended December 31, 2007.

Note C. Pro Forma Earnings (Loss) Per Share

The pro forma basic and diluted net income (loss) per share is based on the following (in thousands):

Weighted average
shares

Freedom shares outstanding prior to the Acquisition	64,800
Shares issued in the sponsors’ co-investment	5,000
Shares of common stock issued in connection with the Acquisition	128,095
Shares of common stock vesting	7,618
Shares issued in connection with post-Acquisition warrant exercises	52

Pro forma basic and diluted EPS denominator	205,565

The number of pro forma additional shares that could potentially dilute pro forma basic earnings (loss) per share in the future that were not included in the computation of pro forma diluted earnings (loss) per share, because to do so would have been antidilutive is summarized as follows (in thousands):

FA Sub 2 Limited Exchangeable Shares	58,905
Unvested shares issued under the equity participation plan, Restricted Stock Plan and LTIP	32,258
Public Offering Warrants	42,133
Sponsors’ Warrants	4,500
Co-Investment Warrants	5,000

144,232

In addition, 12,000 founders’ warrants have not been included in the computation of pro forma diluted earnings (loss) per share, because they are only exercisable in the event that the last sale price of our common stock equals or exceeds $14.25 per share for any 20 trading days within a 30-trading day period, and to do so would have been anti-dilutive.

SELLING STOCKHOLDERS

The shares of our common stock and warrants which may be sold hereunder by the selling stockholders are:

•	17,000,003 shares of common stock underlying outstanding founders’ and co-investment units;

•	17,000,003 warrants underlying outstanding founders’ and co-investment units;

•	4,500,000 sponsors’ warrants issued in private placements; and

•	21,500,003 shares of common stock underlying founders’, sponsors’ and co-investment warrants.

The shares of common stock and warrants being sold by the selling stockholders in this offering were generally issued in transactions exempt from the registration requirements of the Securities Act.

The following table sets forth information, as of May 29, 2008, with respect to the selling stockholders and the shares of common stock and warrants to purchase common stock beneficially owned by each selling stockholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling stockholders:

	Securities Owned		Securities		Securities Owned
	Prior to the Offering		Offered Hereby		after the Offering
	Common		Common		Common
Name	Stock	Warrants(1)	Stock	Warrants(1)	Stock	%	Warrants(1)%

Ian G.H. Ashken(2)	400,000	400,000	400,000	400,000	—	—	—	—
Tasburgh LLC(2)	100,000	100,000	100,000	100,000	—	—	—	—
Berggruen Acquisition Holdings Ltd(3)	5,923,200	8,173,200	5,923,200	8,173,200	—	—	—	—
Berggruen Holdings North America Ltd.(3)	4,209,500	2,500,000	2,500,000	2,500,000	1,709,500	*	—	—
Martin E. Franklin(4)	2,000,000	2,000,000	2,000,000	2,000,000	—	—	—	—
Marlin Equities II, LLC(4)	5,923,200	8,173,200	5,923,200	8,173,200	—	—	—	—
James N. Hauslein(5)	51,201	51,201	51,201	51,201	—	—	—	—
William P. Lauder(6)	51,201	51,201	51,201	51,201	—	—	—	—
Herbert E. Morey(7)	51,201	51,201	51,201	51,201	—	—	—	—

*	Less than 1%.

(1)	Includes the shares of common stock underlying the warrants.

(2)	Mr. Ashken is a member of our board of directors and the majority owner and managing member of Tasburgh LLC.

(3)	Berggruen Acquisition Holdings Ltd (“BAH”) is a direct subsidiary of Berggruen Holdings North America Ltd. (“Berggruen Holdings”). Berggruen Holdings is a direct, wholly owned subsidiary of Berggruen Holdings Limited (“BHL”) and the managing and majority shareholder of BAH. All of the outstanding capital stock of BHL is owned by the Tarragona Trust (“Tarragona”). The trustee of Tarragona is Maitland Trustees Limited, a BVI corporation acting as an institutional trustee in the ordinary course of business without the purpose or effect of changing or influencing control of us. Nicolas Berggruen is a member of our board of directors and a director of BHL. Mr. Berggruen may be considered to have beneficial ownership of BAH’s interests in us and disclaims beneficial ownership of any shares in which he does not have a pecuniary interest. Mr. Berggruen was our President and Chief Executive Officer until November 2007 and has been a member of our board of directors since our inception in June 2006.

(4)	Mr. Franklin is a member of our board of directors and the sole managing member of Marlin Equities II, LLC (“Marlin Equities”). Mr. Franklin may be considered to have beneficial ownership of Marlin Equities’ interests in us. Mr. Franklin disclaims beneficial ownership of any shares, or warrants, as the case may be, in which he does not have a pecuniary interest. Mr. Franklin was chairman of our board of directors until November 2007 and has been a member of our board of directors since our inception in June 2006.

(5)	Mr. Hauslein has been a member of our board of directors since July 2006.

(6)	Mr. Lauder has been a member of our board of directors since July 2006.

(7)	Mr. Morey was a member of our board of directors from July 2006 until November 2, 2007.

Each of Berggruen Holdings and Marlin Equities is a party to the GLG Shareholders Agreement, dated as of June 22, 2007, by and among us and certain stockholders of ours.

All of the shares and warrants offered pursuant to this prospectus by the selling stockholders were “restricted securities” under the Securities Act prior to this registration.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock currently consists of 1,000,000,000 shares of common stock, par value $0.0001 per share, and 150,000,000 shares of preferred stock, par value $0.0001 per share, of which 58,904,993 are designated Series A voting preferred stock (“Series A preferred stock”). As of May 29, 2008, there were 245,741,627 shares of common stock issued and outstanding held by 42 holders of record and 58,904,993 shares of Series A voting preferred stock issued and outstanding held by two holders of record.

Please refer to “Risk Factors — Risks Related to Our Organization and Structure — Certain provisions in our organizational documents and Delaware law make it difficult for someone to acquire control of us.” for a description of certain provisions of our certificate of incorporation that would have an effect of delaying, deferring or preventing a change of control of our company and that would operate only with respect to an extraordinary corporate transaction involving us (or any of our subsidiaries), such as a merger, reorganization, tender offer, sale or transfer of substantially all of our assets, or liquidation.

Common Stock

Except for such voting rights that may be given to one or more series of preferred stock issued by the board of directors pursuant to the blank check power granted by our certificate of incorporation or required by law, holders of common stock will have one vote per share and the right to vote on the election of our directors and all other matters requiring stockholder action. Holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. The payment of dividends, if ever, on the common stock may be subject to the prior payment of dividends on any outstanding preferred stock with dividend rights. Our Series A preferred stock is not entitled to dividends. Upon our dissolution, our common stockholders will be entitled to receive pro rata all assets remaining available for distribution to stockholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock with preferential liquidation rights, if any, at the time outstanding. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our common stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

Preferred Stock

Our certificate of incorporation provides that one or more series of preferred stock may be created from time to time by our board of directors. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without stockholder approval, create and issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management.

Series A Voting Preferred Stock

The holders of our Series A preferred stock have one vote per share and the right, together with the holders of our common stock voting as a single class, to vote on the election of our directors and all other matters requiring stockholder action. In addition, the holders of our Series A preferred stock have a separate right to vote as a single class on (1) amendments to the certificate of incorporation that effect a division or combination of our common stock unless such amendment proportionately divides or combines the Series A preferred stock, (2) the declaration of any dividend or distribution on our common stock (other than in connection with a dissolution and liquidation) in shares of common stock unless a proportionate dividend or distribution is declared on the Series A preferred stock, and (3) a division or subdivision of our Series A preferred stock into a greater number of shares of Series A preferred stock or a combination or consolidation of our Series A preferred stock.

The Series A preferred stock is not entitled to receive dividends. In the event of our liquidation, the holders of our Series A preferred stock are only entitled to receive, in preference to the common stock, $0.0001 per share, and nothing more. The shares of Series A preferred stock are subject to transfer restrictions intended to cause such shares to be transferred only together with the Exchangeable Shares. Each share of Series A preferred stock will be issued with an Exchangeable Share of FA Sub 2 Limited. Each Exchangeable Share is exchangeable at any time at the election of the holder for one share of our common stock. For each Exchangeable Share that is exchanged for common stock, a corresponding share of Series A preferred stock will automatically be redeemed for its par value of $0.0001 per share and become authorized but unissued preferred stock. Except in connection with the exchange of the Exchangeable Shares, the holders of Series A preferred stock will have no conversion, preemptive or other subscription rights and there are no sinking fund provisions applicable to the Series A preferred stock.

FA Sub 2 Limited Exchangeable Shares

The holders of the exchangeable Class B ordinary shares of FA Sub 2 Limited (the “Exchangeable Shares”) have the right to vote on certain major corporate actions of FA Sub 2 Limited, including the following:

•	a voluntary liquidation or acts or failure to act that are designed to result in a liquidation;

•	any amendment of the support agreement entered into between FA Sub 2 Limited and us;

•	any amendment of the memorandum or articles of association adverse to the holders of Exchangeable Shares; and

•	a reincorporation, merger, consolidation or sale of all or substantially all the assets of FA Sub 2 Limited or similar action (other than where the successor remains an affiliate of us and the holder of Exchangeable Shares is not adversely affected and receives shares in the successor substantially identical in their rights as the Exchangeable Shares).

The Exchangeable Shares are entitled, subject to compliance with applicable companies laws in the British Virgin Islands, to distributions in an amount equal to the distributions paid by us to our stockholders on an equivalent number of shares of common stock into which the Exchangeable Shares are exchangeable. The holder of Exchangeable Shares is also entitled to cumulative quarterly cash distributions, which will be determined by reference to the greater of (1) the highest combined U.S. federal, state and local rate of income tax (as in effect from time to time) payable by an individual who is a citizen of the United States who is resident in New York City (currently 43.87%) and the holder’s share of taxable income of FA Sub 2 Limited as determined for U.S. federal, state and local tax purposes and (2) the highest rate of income tax in the United Kingdom (as in effect from time to time) payable by an individual who is resident of and domiciled in the United Kingdom (currently 40.00%) and the holder’s share of taxable income of FA Sub 2 Limited as determined for U.K. tax purposes. In addition, the holder of Exchangeable Shares will share in liquidation proceeds of FA Sub 2 Limited on a pro-rata basis based on the number of shares of our common stock the holder of the Exchangeable Shares would hold upon exchange of the Exchangeable Shares relative to the total number of shares of our common stock on November 2, 2007 (immediately after the consummation of the acquisition of GLG), after giving effect to the exchange of the Exchangeable Shares (taking into account all prior distributions). The holder of Exchangeable Shares may require FA Sub 2 Limited to exchange (in the manner prescribed by the memorandum and articles of association of FA Sub 2 Limited) any or all of the Exchangeable Shares for our common stock. The exchange ratio is initially one share of our common stock for each Exchangeable Share, subject to certain anti-dilution provisions, including that FA Sub 2 Limited must adjust the exchange ratio in the event of a subdivision or combination of the shares of either FA Sub 2 Limited or us. The Exchangeable Shares are transferable only together with the corresponding Series A preferred stock. The Exchangeable Shares may be transferred only after the holder has held the Exchangeable Shares for five years, subject to the consent and right of first refusal of FA Sub 1 Limited (except for transfers to certain permitted transferees, as described in the organizational documents of FA Sub 2 Limited, which may, subject to compliance with the memorandum and articles of association of FA Sub 2 Limited, be effected within the first five years of ownership). FA Sub 1 Limited may require the holder of Exchangeable Shares to sell its Exchangeable Shares if FA Sub 1 Limited decides to sell its own interest in FA Sub 2 Limited.

Warrants

Public Stockholders’ Warrants

In connection with our initial public offering, we issued 52,800,000 warrants to purchase our common stock to the public as part of units, 32,984,674 of which were outstanding as of May 29, 2008 after giving effect to the exercise of 5,516,126 warrants by the holders thereof and the repurchase by us of 14,299,200 warrants as of such date. Each public stockholders’ warrant entitles the holder to purchase one share of common stock at a price of $7.50 per share, subject to adjustment as discussed below, at any time commencing on December 21, 2007, provided that there is an effective registration statement covering the shares of common stock underlying the warrants in effect.

The warrants will expire on December 28, 2011. Beginning December 21, 2007, we may call the warrants for redemption:

•	in whole but not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•	if, and only if, the reported last sale price of our common stock equals or exceeds $14.25 per share for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to warrant holders.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, there will be no such adjustments for issuances of common stock at a price below the warrant exercise price. Warrant holders do not have the rights or privileges of holders of common stock, including voting rights, until they exercise their warrants and receive shares of common stock.

No warrants will be exercisable unless at the time of exercise we have a registration statement under the Securities Act in effect covering the shares of common stock issuable upon the exercise of the warrants and a current prospectus relating to these shares of common stock. Under the warrant agreement, we have agreed that prior to the commencement of the exercise period, we will file a registration statement with the SEC for the registration of the common stock issuable upon exercise of the warrants, use our best efforts to cause the registration statement to become effective on or prior to the commencement of the exercise period and to maintain a current prospectus relating to the common stock issuable upon the exercise of the warrants until the warrants expire or are redeemed.

Founders’ Warrants

Prior to our initial public offering, we issued 12,000,003 warrants to purchase our common stock to our founders as part of units in a private placement, all of which are outstanding. The founders’ warrants are substantially similar to the public stockholders’ warrants, except that the founders’ warrants:

•	will become exercisable if and when the last sales price of our common stock exceeds $14.25 per share for any 20 trading days within a 30-trading day period beginning 90 days after November 2, 2007; and

•	are non-redeemable so long as they are held by the founders or their permitted transferees.

The holders of these warrants are permitted to transfer such warrants (including the common stock to be issued upon exercise of such warrants) in certain limited circumstances, such as to our officers and our directors, and other persons or entities associated with such holder (“permitted warrant transferees”), but the permitted warrant transferees receiving such warrants will be subject to the same sale restrictions imposed on the holders. Each of our founders has agreed, subject to certain exceptions, not to sell or otherwise transfer any of its founders’ warrants (including the common stock to be issued upon exercise of the founders’ warrants) until November 2, 2008.

Pursuant to the registration rights contained in the GLG Shareholders Agreement among our founders, the GLG Shareowners and us, the founders’ warrants carry registration rights as specified in the agreement.

Sponsors’ Warrants and Co-Investment Warrants

In connection with our initial public offering, we issued 4,500,000 warrants to purchase common stock to our sponsors in a private placement, all of which are outstanding. In addition, in connection with the acquisition of GLG, our sponsors acquired an additional 5,000,000 warrants to purchase common stock as part of the co-investment by our sponsors of $50.0 million for 5,000,000 units in a private placement, all of which are outstanding. The sponsors’ warrants and co-investment warrants have terms and provisions that are substantially similar to the public stockholders’ warrants, except that these warrants (including the common stock to be issued upon exercise of these warrants) are not transferable or saleable by their holders or their permitted warrant transferees until one year after the closing of the acquisition, except to permitted warrant transferees. In addition, the sponsors’ warrants are non-redeemable so long as our sponsors or their permitted warrant transferees hold such warrants, while the co-investment warrants are subject to the same redemption provisions as those to which the public stockholders’ warrants are subject.

Pursuant to the registration rights contained in the GLG Shareholders Agreement, the sponsors’ warrants and co-investment warrants carry registration rights as specified in the agreement.

Units

Public Stockholders’ Units

Each unit consists of one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of common stock. The common stock and warrants comprising the units began trading separately on January 29, 2007.

Founders’ Units

On July 20, 2006, our founders purchased an aggregate of 12,000,003 of our units (after giving effect to our reverse stock split and stock dividends) for an aggregate purchase price of $25,000 in a private placement. Each unit consisted of one share of common stock and one warrant. The founders’ units are identical to those sold in our initial public offering, except that:

•	the founders’ warrants will become exercisable if and when the last sales price of our common stock exceeds $14.25 per share for any 20 trading days within a 30 trading day period beginning 90 days after the acquisition of GLG on November 2, 2007; and

•	the founders’ warrants are not redeemable so long as they are held by our founders or their permitted transferees.

Pursuant to a registration rights agreement between us and our founders, the holders of our founders’ units and founders’ common stock will be entitled to certain registration rights one year after the acquisition of GLG and the holders of our founders’ warrants and the underlying common stock will be entitled to certain registration rights 90 days after the acquisition of GLG.

Each of our founders has agreed, subject to certain exceptions described below, not to sell or otherwise transfer any of its founders’ units, founders’ common stock or founders’ warrants (including the common stock to be issued upon exercise of the founders’ warrants) until November 2, 2008. Each of our founders is permitted to transfer its founders’ units, founders’ common stock or founders’ warrants (including the common stock to be issued upon exercise of the founders’ warrants) to our officer and our directors, and other persons or entities associated with such founder, but the transferees receiving such securities will be subject to the same agreement as our founders.

The founders’ units, shares and warrants held by (1) our founders and their permitted transferees are subject to the terms of letter agreements between each of the founders and Citigroup Global Market, Inc., as sole book running manager of our initial public offering and (2) our sponsors and their permitted transferees are subject to certain restrictions on transfer pursuant to the terms of the founders agreement entered into among Mr. Gottesman, as Sellers’ Representative, our Principals, the Trustees and our sponsors, each of which provides that subject to certain exceptions, these shares and warrants may not be transferred until November 2, 2008.

Co-Investment Units

Immediately prior to the acquisition of GLG, our sponsors and certain of their affiliates purchased in equal amounts an aggregate of 5,000,000 of our units at a price of $10.00 per unit for an aggregate purchase price of $50.0 million. Each unit consists of one share of common stock and one warrant.

The co-investment units are identical to the units sold in our initial public offering. Our sponsors did not receive any additional carried interest (in the form of additional units, common stock, warrants or otherwise) in connection with the co-investment.

Pursuant to the registration rights agreement, the holders of our co-investment units and co-investment common stock will be entitled to certain registration rights one year after the acquisition of GLG on November 2, 2007.

Each of our sponsors has agreed, subject to certain exceptions described below, not to sell or otherwise transfer any of its co-investment units, co-investment common stock or co-investment warrants (including the common stock to be issued upon exercise of the co-investment warrants) for a period of one year from the date of the acquisition of GLG. Each of our sponsors is permitted to transfer its co-investment units, co-investment common stock or co-investment warrants (including the common stock to be issued upon exercise of the co-investment warrants) to our officer and our directors, and other persons or entities associated with such sponsor, but the transferees receiving such securities will be subject to the same agreement as our sponsors.

The co-investment units, shares and warrants held by our sponsors and their permitted transferees are subject to (1) the terms of letter agreements between each of the sponsors and Citigroup Global Market, Inc., as sole book running manager of our initial public offering and (2) certain restrictions on transfer pursuant to the terms of the founders agreement entered into among Mr. Gottesman, as Sellers’ Representative, our Principals, the Trustees and our sponsors, each of which provides that subject to certain exceptions, these shares and warrants may not be transferred until November 2, 2008.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This is a general summary of certain United States federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our shares of common stock and warrants, which we refer to collectively as our securities, purchased pursuant to this offering. This discussion assumes that holders of our securities will hold our securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”).

As used in this prospectus, the term “U.S. Holder” means:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if either (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) such trust has made a valid election under applicable Treasury regulations to be treated as a United States person.

As used in this prospectus, the term “Non-U.S. Holder” means a beneficial owner of our securities (other than an entity that is treated as a partnership or other pass-through entity for U.S. federal income tax purposes) that is not a U.S. Holder.

This summary does not address all of the United States federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under United States federal income tax laws (such as a “controlled foreign corporation,” “passive foreign investment company,” or a company that accumulates earnings to avoid United States federal income tax, foreign tax-exempt organization, financial institution, broker or dealer in securities or former United States citizen or resident). This summary does not discuss any aspect of state, local or non-United States taxation. This summary does not address the United States federal income tax considerations that may be relevant to a holder that receives our shares or warrants in connection with services. This summary is based on current provisions of the Code, Treasury regulations, judicial opinions, published positions of the United States Internal Revenue Service (“IRS”) and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This summary is not intended as tax advice.

If a partnership holds our securities, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our securities, you should consult your tax advisor.

WE URGE PROSPECTIVE HOLDERS TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME, ESTATE AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF OUR SECURITIES.

Material U.S. Federal Income Tax Consequences for U.S. Holders

Allocation of Basis Between Unit Components

Each unit will be treated for U.S. federal income tax purposes as an investment unit consisting of one share of our common stock and one warrant to acquire one share of our common stock, subject to adjustment. In determining your basis for the common stock and warrant composing a unit, you should allocate your purchase price for the unit between the components on the basis of their relative fair market values at the time of issuance.

Dividends On Our Common Stock

Distributions on our common stock will constitute dividends to the extent paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the U.S. Holder’s investment to the extent of the U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as capital gain.

Any dividends we pay to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the applicable holding period requirements are satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of the limitation on the deduction of investment interest), if the applicable holding period requirements are satisfied, dividends we pay to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to capital gains for tax years beginning on or before December 31, 2010, after which the tax rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income.

Sale or Other Taxable Disposition of Our Common Stock

Gain or loss you realize on the sale or other disposition of our shares of common stock (including in liquidation) will be capital gain or loss. The amount of your gain or loss will be equal to the difference between your tax basis in the shares of common stock being disposed of and the amount realized on the disposition. Any capital gain or loss you realize on a sale or other disposition of our common stock will generally be long-term capital gain or loss if your holding period for the common stock is more than one year. Long-term capital gain realized by a non-corporate U.S. holder generally will be subject to a maximum tax rate of 15 percent for tax years beginning on or before December 31, 2010, after which the maximum long-term capital gains tax rate is scheduled to increase to 20 percent. The deduction of capital losses is subject to limitations, as is the deduction for losses realized upon a taxable disposition by a U.S. holder of our common stock if, within a period beginning 30 days before the date of such disposition and ending 30 days after such date, such U.S. holder has acquired (by purchase or by an exchange on which the entire amount of gain or loss was recognized by law), or has entered into a contract or option so to acquire, substantially identical stock or securities.

Sale or Other Disposition of Our Warrants; Exercise or Expiration of Our Warrants

Except as discussed below with respect to the cashless exercise of a warrant, you will not be required to recognize taxable gain or loss by reason of an exercise of a warrant. Your tax basis in the share of our common stock you receive upon exercise of the warrant generally will be an amount equal to the sum of your initial investment in the warrant and the exercise price (i.e., $7.50 per share of our common stock). Your holding period for the share of our common stock received upon exercise of the warrant will begin on the date following the date of exercise (or possibly on the date of exercise) of the warrant and will not include the period during which you held the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, your basis in the common stock received would equal your basis in the warrant. If the cashless exercise were treated as a recapitalization, the holding period of the common stock would include the holding period of the warrant. If the cashless exercise were otherwise treated as not being a gain realization event, your holding period in the common stock would likely be treated as commencing on the date following the date of exercise (or possibly on the date of exercise) of the warrant.

It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized. In such event, you could be deemed to have surrendered warrants equal to the number of common shares having a value equal to the exercise price for the total number of warrants to be exercised. You would recognize capital gain or loss in an amount equal to the difference between the fair market value of the common stock represented by the warrants deemed surrendered and your tax basis in the warrants deemed surrendered. In this case, your tax basis in the common stock received would equal the sum of the fair market value of the common stock represented by the warrants deemed surrendered and your tax basis in the warrants exercised. Your holding period for the common stock would commence on the date following the date of exercise (or possibly on the date of exercise) of the warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Upon a sale, taxable exchange (other than by exercise), or redemption of a warrant, you will recognize taxable gain or loss in an amount equal to the difference between (i) the amount realized upon such disposition and (ii) your tax basis in the warrant. Upon expiration of a warrant, you will recognize a loss in an amount equal to your tax basis in the warrant. Any such gain or loss would generally be treated as capital gain or loss and will be long-term capital gain or loss if the warrant was held by you for more than one year at the time of such disposition or expiration. As discussed above, the deductibility of capital losses is subject to certain limitations, as is the deduction for losses upon a taxable disposition by a U.S. holder of a warrant if, within a period beginning 30 days before the date of such disposition and ending 30 days after such date, such U.S. holder has acquired (by purchase or by an exchange on which the entire amount of gain or loss was recognized by law), or has entered into a contract or option so to acquire, substantially identical securities.

Constructive Dividends on Warrants

If at any time during the period you hold warrants we were to pay a taxable dividend to our stockholders that, in accordance with the anti-dilution provisions of the warrants, would result in an increase in the conversion rate of the warrants, that increase would be deemed to be the payment of a taxable dividend to you to the extent of our earnings and profits, notwithstanding the fact that you will not receive a cash payment. If the conversion rate is adjusted in certain other circumstances (or in certain circumstances, there is a failure to make adjustments), such adjustments may also result in the deemed payment of a taxable dividend to you. You should consult your tax advisor regarding the proper treatment of any adjustments to the warrants.

Backup Withholding Tax and Information Reporting Requirements

The United States imposes a backup withholding tax (currently at a rate of 28% of the gross amount) on dividends and certain other types of payments to United States persons other than certain exempt recipients. U.S. Holders must provide appropriate certification to avoid U.S. federal backup withholding. Information returns will be filed with the IRS in connection with payments of dividends and in connection with proceeds from a sale or other disposition of our stock or warrants.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders

Allocation of Basis Between Unit Components

Each unit will be treated for U.S. federal income tax purposes as an investment unit consisting of one share of our common stock and one warrant to acquire one share of our common stock, subject to adjustment. In determining your basis for the common stock and warrant composing a unit, you should allocate your purchase price for the unit between the components on the basis of their relative fair market values at the time of issuance.

Dividends On Our Common Stock

In general, any distributions we make to you with respect to your shares of common stock that constitute dividends for United States federal income tax purposes will be subject to United States withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate (usually on an IRS Form W-8BEN). A distribution will constitute a dividend for United States federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of common stock and, to the extent it exceeds your basis, as gain from the disposition of your shares of common stock.

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a United States permanent establishment maintained by you) generally will not be subject to United States withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to United States federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to United States persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Exercise of a Warrant

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a warrant generally will correspond to the U.S. federal income tax treatment of the exercise of a warrant by a U.S. Holder, as described under “Sale or Other Disposition of Our Warrants; Exercise or Expiration of Our Warrants” above.

Sale or Other Disposition of Securities

You generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of your shares or warrants unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment you maintain);

•	you are an individual, you hold your common stock or warrants as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes (which we believe we are not and have never been, and do not anticipate we will become) and you hold or have held, directly or indirectly, at any time within the shorter of the five-year period preceding disposition of your holding period for your common stock or warrants, more than 5% of our common stock.

Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to United States federal income tax, net of certain deductions, at the same rates applicable to United States persons. If you are a corporation, the branch profits tax also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from United States tax under the treaty. If you are described in the second bullet point above, you generally will be subject to United States federal income tax at a rate of 30% on the gain realized, although the gain may be offset by some United States source capital losses realized during the same taxable year.

Information Reporting and Backup Withholding

We must report annually to the IRS the amount of dividends or other distributions we pay to you on your shares of common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those dividends and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes a backup withholding tax on dividends and certain other types of payments to United States persons. You will not be subject to backup withholding tax on dividends you receive on your shares of common stock if you provide proper certification (usually on an IRS Form W-8BEN) of your status as a non-United States person or you are a corporation or one of several types of entities and organizations that qualify for exemption (an “exempt recipient”).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your common stock or warrants outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your common stock or warrants through a United States broker or the United States office of a foreign broker, the broker will be required to report to the IRS the amount of proceeds paid to you unless you provide appropriate certification (usually on an IRS Form W-8BEN) to the broker of your status as a non-United States person or you are an exempt recipient. Information reporting also would apply if you sell your common stock or warrants through a foreign broker deriving more than a specified percentage of its income from United States sources or having certain other connections to the United States.

Any amounts withheld with respect to your securities under the backup withholding rules will be refunded to you or credited against your United States federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Estate Tax

Securities owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for United States federal estate tax purposes and therefore may be subject to United States federal estate tax unless an applicable estate tax treaty provides otherwise. Legislation enacted in 2001 reduces the maximum federal estate tax rate over an 8-year period beginning in 2002 and eliminates the tax for estates of decedents dying after December 31, 2009. In the absence of renewal legislation, these amendments will expire and the federal estate tax provisions in effect immediately prior to 2002 will be restored for estates of decedents dying after December 31, 2010.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our securities. You should consult your own tax advisor concerning the tax consequences of your particular situation.

LEGAL MATTERS

The validity of the shares of our common stock and warrants offered hereby will be passed upon for us by Greenberg Traurig, LLP, New York, New York.

EXPERTS

The combined and consolidated financial statements of GLG Partners, Inc. as of December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007, incorporated by reference into this prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference into this prospectus in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 (including the exhibits, schedules, and amendments to the registration statement) under the Securities Act with respect to the securities offered by this prospectus. This prospectus does not contain all the information included in the registration statement and its exhibits. Some items are omitted in accordance with the SEC’s rules and regulations. For further information about us and the securities to be sold in this offering, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, if it is filed with the SEC, we refer you to the copy of such contract, agreement or other document filed with the SEC, each such statement being qualified in all respects by the more complete description of the matter involved. You may read and obtain copies of the registration statement and any amendment to it, including its exhibits, as described below.

We are required to file periodic and current reports, proxy and information statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

We make available free of charge on our Internet address www.glgpartners.com our annual, quarterly and current reports, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our Internet site and information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which it forms a part.

You also may inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those filings. The information we incorporate by reference is considered a part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede this information. Any such information so modified or superseded will not constitute a part of this prospectus, except as so modified or superseded. The following documents, which have been filed by us with the SEC, are incorporated herein by reference and made a part hereof:

•	Our Annual Report on Form 10-K for the year ended December 31, 2007 (including the portions of our proxy statement for our 2008 Annual Meeting of Shareholders that are incorporated therein by reference);

•	Our amended Annual Report on Form 10-K/A for the year ended December 31, 2007;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008;

•	Our Current Reports on Form 8-K filed on March 17, 2008, April 3, 2008, April 15, 2008 and April 22, 2008; and

•	The description of our common stock, warrants and units included in or incorporated by reference into our Registration Statement on Form 8-A/A filed on November 2, 2007.

All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, will be incorporated by reference and be a part of this prospectus from the date of filing of such documents.

Upon written or oral request, we will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless exhibits are specifically incorporated by reference into the documents). You may submit a request for this material to Investor Relations, GLG Partners, Inc., 399 Park Avenue, 38th Floor, New York, New York 10022 (telephone number (212) 224-7200).

PART II

Information Not Required in Prospectus

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale and distribution of the securities being registered. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the NASD, Inc. filing fee and The New York Stock Exchange application fee.

SEC registration fee	$22,250
Accounting fees and expenses	61,000
Legal fees and expenses	100,000
Printing and engraving expenses	35,000
Transfer agent fees and expenses	5,000
Miscellaneous fees and expenses	1,750

Total	$225,000

Item 15.	Indemnification of Directors and Officers

GLG Partners, Inc. (the “Company”) is a Delaware corporation. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to GLG Partners, Inc. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit.

Our amended bylaws and the appendix thereto provide for the indemnification of GLG Partners, Inc.’s directors, officers, employees and agents to the extent permitted by Delaware law. We have entered into indemnity agreements with our directors and our executive officers, which generally provide for the indemnity of the director or executive officer, as the case may be, and the mandatory advancement and reimbursement of reasonable expenses (subject to limited exceptions) incurred in various legal proceedings in which they may be involved by reason of their service as a director or executive officer of the Company to the extent permitted by Delaware law.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit
No.	Description

2.1	Purchase Agreement dated June 22, 2007 by and among the Company, FA Sub 1 Limited, FA Sub 2 Limited and FA Sub 3 Limited, Jared Bluestein, as Buyers’ Representative, Noam Gottesman, as Sellers’ Representative, and the GLG equity holders party thereto, filed as Annex A to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217), is incorporated herein by reference.

Exhibit
No.	Description

4.1*	Specimen Certificate for Common Stock, par value $0.0001 per share, of the Company.
4.2*	Specimen Certificate for Series A Preferred Stock, par value $0.0001 per share, of the Company.
4.3*	Specimen Certificate for Public Warrants to Purchase Common Stock of the Company.
4.4*	Specimen Certificate for Private Warrants to Purchase Common Stock of the Company.
4.5*	Specimen Certificate for Units, each consisting of one share of Common Stock and one Warrant, of the Company.
4.6	Amended and Restated Warrant Agreement dated as of December 21, 2006 between Continental Stock Transfer & Trust Company and the Company, filed as Exhibit 4.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, is incorporated herein by reference.
4.7*	Amendment No. 1 to Amended and Restated Warrant Agreement, dated as of December 19, 2007, between Continental Stock Transfer & Trust Company and the Company.
5*	Opinion of Greenberg Traurig, LLP, as to the legality of the Common Stock and Warrants.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2*	Consent of Greenberg Traurig, LLP, contained in its opinion filed as Exhibit 5 to this Registration Statement.
24.1*	Power of Attorney authorizing certain persons to sign this Registration Statement on behalf of certain directors and executive officers of the Company.
24.2*	Power of Attorney authorizing certain persons to sign this Registration Statement on behalf of the Chief Financial Officer of the Company, filed as Exhibit 24.2 to the Company’s amended Annual Report on Form 10-K/A for the year ended December 31, 2007, is incorporated herein by reference.

*  Previously filed.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar volume of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that clauses (i), (ii), and (iii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(l)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the registrant or used or referred to by the registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the registrant or its securities provided by or on behalf of the registrant; and

(iv)	Any other communication that is an offer in the offering made by the registrant to the purchaser.

(6)	That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, GLG Partners, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment on Form S-3 to the registration statement on Form S-1 (Registration No. 333-147865) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 11, 2008.

GLG Partners, Inc.

By:	/s/ Noam Gottesman
Noam Gottesman
Chairman of the Board and Co-Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment on Form S-3 to the registration statement on Form S-1 (Registration No. 333-147865) has been signed on June 11, 2008 by the following persons in the capacities indicated:

Signature		Title

Noam Gottesman*		Chairman of the Board, Co-Chief Executive Officer and Director (co-principal executive officer)

Emmanuel Roman*		Co-Chief Executive Officer and Director (co-principal executive officer)

Ian G.H. Ashken*		Director

Martin A. Franklin*		Director

James N. Hauslein*		Director

William P. Lauder*		Director

Peter Weinberg*		Director

Jeffrey M. Rojek*		Chief Financial Officer (principal financial and accounting officer)

* By:	/s/ Alejandro R. San Miguel Alejandro R. San Miguel, Attorney-in-Fact**

** By authority of the power of attorney filed as Exhibits 24.1 and 24.2 hereto.

Exhibit Index

Exhibit
No.	Description

2.1	Purchase Agreement dated June 22, 2007 by and among the Company, FA Sub 1 Limited, FA Sub 2 Limited and FA Sub 3 Limited, Jared Bluestein, as Buyers’ Representative, Noam Gottesman, as Sellers’ Representative, and the GLG equity holders party thereto, filed as Annex A to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217), is incorporated herein by reference.
4.1*	Specimen Certificate for Common Stock, par value $0.0001 per share, of the Company.
4.2*	Specimen Certificate for Series A Preferred Stock, par value $0.0001 per share, of the Company.
4.3*	Specimen Certificate for Public Warrants to Purchase Common Stock of the Company.
4.4*	Specimen Certificate for Private Warrants to Purchase Common Stock of the Company.
4.5*	Specimen Certificate for Units, each consisting of one share of Common Stock and one Warrant, of the Company.
4.6	Amended and Restated Warrant Agreement dated as of December 21, 2006 between Continental Stock Transfer & Trust Company and the Company, filed as Exhibit 4.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, is incorporated herein by reference.
4.7*	Amendment No. 1 to Amended and Restated Warrant Agreement, dated as of December 19, 2007, between Continental Stock Transfer & Trust Company and the Company.
5*	Opinion of Greenberg Traurig, LLP as to the legality of the Common Stock and Warrants.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2*	Consent of Greenberg Traurig, LLP contained in its opinion filed as Exhibit 5 to this Registration Statement.
24.1*	Power of Attorney authorizing certain persons to sign this Registration Statement on behalf of certain directors and executive officers of the Company.
24.2*	Power of Attorney authorizing certain persons to sign this Registration Statement on behalf of the Chief Financial Officer of the Company, filed as Exhibit 24.2 to the Company’s amended Annual Report on Form 10-K/A for the year ended December 31, 2007, is incorporated herein by reference.

*  Previously filed.